4-30-01

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2002

BAYTEX ENERGY LTD.
(Translation of registrant's name into English)

**2200, 205 – 5TH AVENUE S.W.
CALGARY, ALBERTA, CANADA
T2P 2V7**
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____ Form 40-F __X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAYTEX ENERGY LTD.
(Registrant)

By: ______________________________
Name: John G. Leach
Title: Vice President Finance and Administration

Dated: April 30, 2002

April 25, 2002

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
Newfoundland Securities Commission *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Baytex Energy Ltd.
Annual General Meeting of Shareholders
To Be Held on May 28, 2002

In our capacity as the Agent for Baytex Energy Ltd., we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the shareholders of Baytex Energy Ltd., on **April 25, 2002**.

We trust this is satisfactory.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Senior Account Manager

c.c. Baytex Energy Ltd.
Attn: Mr. John Leach

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF **BAYTEX ENERGY LTD.**
OF	)	("CORPORATION"), THE ANNUAL GENERAL MEETING OF
ALBERTA	)	SHAREHOLDERS TO BE HELD ON **MAY 28, 2002.**

I, CHERYL DAHLAGER, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON APRIL 25, 2002, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON APRIL 22, 2002, **WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION;**

   (a) a copy of the NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS marked EXHIBIT "A" and identified by me;

   (b) a copy of the MANAGEMENT INFORMATION CIRCULAR marked EXHIBIT "B" and identified by me;

   (c) a copy of the 2001 ANNUAL REPORT marked EXHIBIT "C" and identified by me;

   (d) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "D" and identified by me;

   (e) a RETURN ENVELOPE marked EXHIBIT "E" and identified by me;

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "E" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **APRIL 24, 2002 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL POLICY STATEMENT NO. 41 REGARDING SHAREHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA THIS 25TH DAY OF APRIL 2002.

"Pam Elliott"	"Cheryl Dahlager"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA My commission expires on November 15, 2003.	Cheryl Dahlager

CONSOLIDATED BALANCE SHEETS

As at December 31 (thousands)	2001	2000
ASSETS		
Current assets		
Accounts receivable	**$ 44,300**	$ 38,400
Properties held for sale (note 13)	**46,895**	–
	91,195	38,400
Deferred financing charges	**8,674**	583
Unrealized foreign exchange loss	**13,698**	–
Petroleum and natural gas properties (note 3)	**867,177**	791,014
	$ 980,744	$ 829,997
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**$ 64,334**	$ 80,774
Current portion of long-term debt	**2,000**	–
	66,334	80,774
Long-term debt (note 4)	**403,922**	213,883
Deferred revenue (note 5)	**18,694**	–
Unrealized foreign exchange gain	**–**	1,655
Provision for future site restoration costs	**20,541**	15,918
Future income taxes (note 8)	**152,473**	138,445
	661,964	450,675
SHAREHOLDERS' EQUITY		
Share capital (note 6)	**394,734**	326,767
Retained earnings (deficit)	**(75,954)**	52,555
	318,780	379,322
	$ 980,744	$ 829,997

See accompanying notes to the consolidated financial statements.

On behalf of the Board

signed
John A. Brussa
Director

signed
W. A. Blake Cassidy
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

Years Ended December 31 (thousands, except per share data)	2001	2000
Revenue		
Petroleum and natural gas sales	$ 329,700	$ 286,226
Royalties	(57,805)	(50,426)
	271,895	235,800
Expenses		
Operating	83,439	53,815
General and administrative	5,262	4,331
Interest on long-term debt	33,850	13,825
Depletion, depreciation and amortization (note 3)	367,384	84,602
Site restoration costs	3,912	3,430
	493,847	160,003
Income (loss) before income taxes	(221,952)	75,797
Income taxes (recovery) (note 8)		
Current	7,128	8,503
Future	(100,571)	23,506
	(93,443)	32,009
Net income (loss)	(128,509)	43,788
Retained earnings, beginning of year	52,555	19,838
Accounting policy change (note 8)	–	(11,071)
Retained earnings (deficit), end of year	$ (75,954)	$ 52,555
Net income (loss) per common share (note 7)		
Basic	$ (2.60)	$ 1.04
Diluted	$ (2.60)	$ 1.01

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31 (thousands, except per share data)	2001	2000
Cash provided by (used in):		
Operating activities		
Net income (loss)	**$ (128,509)**	$ 43,788
Items not affecting cash:		
Amortization of deferred charges	**1,854**	–
Site restoration costs	**3,912**	3,430
Depletion, depreciation and amortization (note 3)	**367,384**	84,602
Future income taxes (recovery)	**(100,571)**	23,506
Cash flow from operations	**144,070**	155,326
Change in non-cash working capital (note 9)	**5,682**	512
Deferred revenue (note 5)	**18,694**	–
	168,446	155,838
Financing activities		
Issue of senior subordinated term notes	**227,895**	–
Increase (decrease) in bank loan	**(90,474)**	43,825
Increase in deferred financing charges	**(9,037)**	–
Repurchase of common shares (note 6)	**(860)**	–
Issue of common shares	**1,444**	3,383
	128,968	47,208
Investing activities		
Corporate acquisitions (note 2)	**(249,152)**	(221,754)
Items not affecting cash		
Shares issued on acquisition	**68,104**	112,958
Assumption of long-term debt	**36,356**	50,433
Assumption of working capital (surplus) deficiency	**(2,734)**	13,604
	(147,426)	(44,759)
Petroleum and natural gas property expenditures	**(189,515)**	(172,656)
Disposal of petroleum and natural gas properties	**62,582**	9,553
Increase (decrease) in materials and supplies	**232**	(3,195)
Properties held for sale (note 13)	**46,895**	–
Change in non-cash working capital (note 9)	**(70,182)**	8,011
	(297,414)	(203,046)
Change in cash during the year	**–**	–
Cash, beginning of year	**–**	–
Cash, end of year	**$ –**	$ –
Cash flow from operations per common share (note 7)		
Basic	**$ 2.91**	$ 3.68
Diluted	**$ 2.87**	$ 3.58

See accompanying notes to the consolidated financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles within the framework of the accounting policies summarized below:

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from the respective dates of acquisition of the subsidiary companies. Inter-company transactions and balances are eliminated upon consolidation.

Measurement uncertainty

Amounts recorded for depreciation, depletion and amortization and amounts used for ceiling test calculations are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. The Company's reserve estimates are evaluated annually by an independent engineering firm. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

Petroleum and natural gas operations

The Company follows the full cost method of accounting whereby all costs relating to the exploration for and development of petroleum and natural gas reserves are capitalized in one Canadian cost centre and charged against income, as set out below. Such costs include land acquisition, drilling of productive and non-productive wells, geological and geophysical, production facilities, carrying costs directly related to unproved properties and corporate expenses directly related to acquisition, exploration and development activities and do not include any costs related to production or general overhead expenses. These costs along with estimated future costs based on current costs which are to be incurred in developing proved reserves, are depleted and depreciated on a unit of production basis using estimated gross proved petroleum and natural gas reserves as evaluated by independent engineers. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of gas equates to one barrel of oil. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether proved reserves are attributable to the properties or impairment occurs.

Gains or losses on sales of properties are recognized only when crediting the proceeds to costs would result in a change of 20 percent or more in the depletion rate.

The net amount at which petroleum and natural gas properties are carried is subject to a cost recovery test (the "ceiling test"). Under this test, an estimate is made of the ultimate recoverable amount from future net revenues using proved reserves and period-end prices, plus the net costs of major development projects and unproved properties, less future removal and site restoration costs, overhead, financing costs and income taxes. If the net carrying costs exceed the ultimate recoverable amount, additional depletion and depreciation is provided.

Provision for future site restoration costs

Estimates are made of the future site restoration costs relating to the Company's petroleum and natural gas properties at the end of their economic life, based on year-end values, in accordance with current legislative requirements and industry practice. Annual charges are provided for on a unit of production method. Actual expenditures incurred are applied against the provision for future site restoration costs.

Joint interests

A portion of the Company's exploration, development and production activities is conducted jointly with others. These consolidated financial statements reflect only the Company's proportionate interest in such activities.

Foreign currency translation

Foreign currency denominated monetary items are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Unrealized gains or losses on long-term debt are deferred and amortized over the remaining term of the debt instrument on a straight-line basis.

Revenue and expenses are translated at the monthly average rate of exchange. Translation gains and losses are included in net income.

Financing charges

Financing costs related to the issuance of the senior secured term notes and the senior subordinated term notes have been deferred and are amortized over the term of the respective notes on a straight-line basis.

Financial instruments

The Company utilizes derivative financial instruments to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates. All transactions of this nature entered into by the Company are related to an underlying financial position or to future petroleum and natural gas production. The Company does not use derivative financial instruments for trading purposes. Costs and gains on derivative contracts are recognized in income in the same period that the transactions are settled. The fair values of derivative instruments are not recorded in the consolidated balance sheets.

Gains and losses related to financial instruments that have been closed prior to the settlement dates are deferred and recognized in the consolidated statements of operations over the original settlement period.

Future income taxes

Income taxes are accounted for under the liability method of tax allocation, which determines future income taxes based on the differences between assets and liabilities reported for financial accounting purposes and those reported for tax purposes. Future income taxes are calculated using tax rates anticipated to apply in periods that temporary differences are expected to reverse.

Flow-through shares

The Company has financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related expenditure are renounced to the subscribers. Accordingly, the carrying value of the expenditures incurred and the shares issued are recorded net of tax benefits renounced to the subscribers. The Company records the gross carrying value of the expenditures and records a future tax liability for the tax benefits renounced to subscribers.

Stock compensation

The Company's stock-based compensation plans are described in note 6 (c). No compensation expense is recognized when stock options are issued. The consideration paid on the exercise of stock options is credited to share capital. Benefits under the stock appreciation rights plan are charged to net income.

Earnings per share

Effective January 1, 2001, the Company adopted the Canadian Institute of Chartered Accountants' new accounting standard with respect to the calculation and disclosure of per share amounts. Basic earnings per share and basic cash flow from operations per share are computed by dividing earnings and cash flow from operations by the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the potential dilution that could occur if options or warrants to purchase common shares were exercised. The treasury stock method is used to determine the dilutive effect of stock options and warrants, whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

2. CORPORATE ACQUISITIONS

Effective May 1, 2001, the Company acquired all of the issued and outstanding shares of OGY Petroleums Ltd. ("OGY"), a public company involved in the exploration, development and production of oil and natural gas in Western Canada. The acquisition has been accounted for by the purchase method of accounting as follows:

Consideration		
Cash	$	50,683
Transaction costs		3,100
		53,783
Issue of 1,169,481 common shares		14,057
	$	67,840
Net Assets Acquired		
Petroleum and natural gas properties	$	116,607
Future income taxes		(36,127)
Future site restoration costs		(1,844)
		78,636
Working capital deficiency		(4,809)
Long-term debt		(5,987)
	$	67,840

Effective June 1, 2001, the Company acquired all of the issued and outstanding shares of Triumph Energy Corporation ("Triumph"), a public company involved in the exploration, development and production of oil and natural gas in Western Canada. The acquisition has been accounted for by the purchase method of accounting as follows:

Consideration		
Cash	$	82,337
Transaction costs		11,306
		93,643
Issue of 4,949,245 common shares		54,047
	$	147,690
Net Assets Acquired		
Petroleum and natural gas properties	$	248,480
Future income taxes		(77,751)
Future site restoration costs		(213)
		170,516
Working capital		7,543
Long-term debt		(30,369)
	$	147,690

Effective May 1, 2000, the Company acquired all of the issued and outstanding shares of Bellator Exploration Inc. ("Bellator"), a public company involved in the exploration, development and production of oil and natural gas in Western Canada. The acquisition has been accounted for by the purchase method of accounting as follows:

Consideration		
Cash	$	39,933
Transaction costs		3,386
		43,319
Issue of 8,785,287 common shares		101,734
	$	145,053
Net Assets Acquired		
Petroleum and natural gas properties	$	281,586
Future income taxes		(76,627)
Future site restoration costs		(494)
		204,465
Working capital deficiency		(13,339)
Long-term debt		(46,073)
	$	145,053

Effective August 1, 2000, the Company acquired all of the issued and outstanding shares of Aquilo Energy Inc. ("Aquilo"), a private company involved in the exploration, development and production of oil and natural gas in Western Canada. The acquisition has been accounted for by the purchase method of accounting as follows:

Consideration		
Cash	$	1,440
Issue of 956,013 common shares		11,224
	$	12,664
Net Assets Acquired		
Petroleum and natural gas properties	$	20,682
Future income taxes		(3,310)
Future site restoration costs		(83)
		17,289
Working capital deficiency		(265)
Long-term debt		(4,360)
	$	12,664

3. PETROLEUM AND NATURAL GAS PROPERTIES

As at December 31	2001	2000
Petroleum and natural gas properties	**$ 1,810,193**	$ 1,242,093
Accumulated depletion and depreciation	**(950,096)**	(458,391)
Materials and supplies	**7,080**	7,312
	$ 867,177	$ 791,014

During 2001, $5.3 million (2000 – $4.3 million) of corporate expenses relating to exploration and development activities were capitalized. In calculating the depletion provision for 2001, $85.3 million (2000 – $73.3 million) of costs relating to undeveloped properties and materials and supplies of $7.1 million (2000- $7.3 million) were excluded from costs subject to depletion.

As a result of the ceiling test performed at December 31, 2001, the Company recorded additional depletion and depreciation on its petroleum and natural gas properties of $234.5 million ($131.3 million net of income tax).

At December 31, 2001, the estimated future site restoration costs to be accrued over the life of the remaining proved reserves are $30.0 million (2000 – $19.0 million).

4. LONG-TERM DEBT

As at December 31	2001	2000
Bank loan	**$ 73,820**	$ 125,671
Senior secured term notes (US$57 million)	**90,778**	85,511
Senior subordinated term notes (US$150 million)	**238,890**	–
Other long-term debt	**2,434**	2,701
	405,922	213,883
Less: current portion	**2,000**	–
	$ 403,922	$ 213,883

Bank loan

The bank loan consists of an operating loan and a revolving loan, which are provided by a syndicate of chartered banks. The bank facilities can be drawn in either Canadian or US funds and bear interest at the agent bank's prime lending rate, bankers' acceptance rates plus applicable margins or LIBOR rates plus applicable margins. The facilities are subject to periodic review and are secured by a charge over all of the Company's assets. The security is shared pari passu with the senior secured term notes. At December 31, 2001, the facilities are limited to total commitment under the facilities of $110 million and a $200 million borrowing base of total senior funded debt, which is defined to include the senior secured term notes.

Senior secured term notes

On November 13, 1998, the Company issued US$57 million of senior secured term notes, bearing interest at 7.23 percent payable quarterly with principal repayable on November 13, 2004. These notes are governed by financial and other corporate covenants and are secured by a charge over all of the Company's assets, which security is shared pari passu with the bank facilities. In December 2001, the Company entered into an interest rate swap contract converting the fixed rate to a floating rate reset quarterly at the three month LIBOR rate plus 2.71 percent until the maturity of these notes.

Senior subordinated term notes

On February 12, 2001, the Company issued US$150 million of senior subordinated term notes bearing interest at 10.5 percent payable semi-annually with principal repayable on February 15, 2011. These notes are unsecured and are subordinate to the Company's bank facilities and senior secured term notes. In December 2001, the Company entered into interest rate swap contracts converting the fixed rate to a floating rate reset quarterly at the three month LIBOR rate plus 5.40 percent until February 15, 2006.

Other long-term debt

At December 31, 2001, other long-term debt included a $2 million debenture term loan provided to a subsidiary of the Company. The loan bears interest at a Canadian chartered bank's prime lending rate plus 2.5% per annum with a minimum rate of 10% per annum. This amount is repayable on March 15, 2002 and has been reclassified as a current liability as at December 31, 2001.

5. DEFERRED REVENUE

During 2001, the Company renegotiated certain derivative contracts related to 2002 and received a net payment of $18.7 million. This amount has been recorded as deferred revenue and will be recognized during 2002 based on the notional volumes of the original contracts.

6. SHARE CAPITAL

(a) Authorized

The Company has an unlimited number of common shares in its authorized share capital.

(b) Issued

	2001		2000	
	# Shares	**Amount**	# Shares	Amount
Balance, beginning of year	**45,797**	**$ 326,767**	35,469	$ 210,426
Shares issued for corporate acquisitions (note 2)	**6,119**	**68,104**	9,741	112,958
Stock options exercised (note 6 (c))	**314**	**1,444**	465	1,842
Normal course issuer bid (note 6 (e))	**(222)**	**(860)**	–	–
Flow-through shares issued (note 6 (d))	–	–	122	1,604
Future tax related to flow-through shares	–	**(721)**	–	–
Share issue costs, net of future tax	–	–	–	(63)
Balance, end of year	**52,008**	**$ 394,734**	45,797	$ 326,767

(c) Stock options and stock appreciation rights

The Company grants stock options to its employees and directors at the market price of the common shares at the time of the grant. The options vest over three years and have a term of four years. At December 31, 2001, 4.6 million common shares of the Company are reserved under the stock option plan for issuance.

	Options	Price Range	Weighted Average Exercise Price
Outstanding December 31, 1999	3,146	$ 2.15 to $ 18.75	$ 6.73
Granted	2,273	$ 8.40 to $ 15.50	$ 10.98
Exercised	(465)	$ 2.15 to $ 8.10	$ 3.95
Cancelled	(912)	$ 3.80 to $ 18.75	$ 11.92
Outstanding December 31, 2000	4,042	$ 3.30 to $ 15.50	$ 8.26
Granted	**2,478**	**$ 3.51 to $ 13.30**	**$ 6.17**
Exercised	**(314)**	**$ 3.30 to $ 12.25**	**$ 4.84**
Cancelled	**(1,738)**	**$ 3.80 to $ 15.50**	**$ 11.25**
Outstanding December 31, 2001	**4,468**	**$ 3.30 to $ 10.75**	**$ 6.19**

The following table summarizes information about the stock options outstanding at December 31, 2001:

	Number Outstanding at December 31, 2001	Weighted Average Remaining Term (years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2001	Weighted Average Exercise Price
$ 3.30 to $ 5.00	**2,866**	**2.8**	**$ 4.43**	**606**	**$ 4.04**
$ 5.01 to $ 7.00	**247**	**2.0**	**$ 5.96**	**131**	**$ 5.39**
$ 7.01 to $ 9.00	**285**	**1.4**	**$ 8.51**	**195**	**$ 8.44**
$ 9.01 to $ 10.75	**1,070**	**2.8**	**$10.32**	**357**	**$ 10.32**
Total	**4,468**	**2.6**	**$ 6.19**	**1,289**	**$ 6.58**

The Company has granted stock appreciation rights ("Rights") to certain employees. Holders of the Rights are entitled to receive incentive payments based on the difference between market price of the Company's common shares and exercise price of the Rights. The exercise price of the Rights is determined based on the market price of the Company's common shares at the time the Rights were granted. The Rights vest over three years and have a term of four years.

A total of 202,334 Rights are outstanding and vested at December 31, 2001, (December 31, 2000 – 209,000) with exercise prices ranging from $4.50 to $7.67 and a weighted average exercise price of $7.15 (December 31, 2000 – $7.06). During 2001, 6,666 (2000 – 191,000) Rights were exercised at a weighted average price of $4.50 (2000 – $6.67).

(d) Flow-through shares

In accordance with the terms of flow-through share offerings entered into by the Company and one of its subsidiaries, and pursuant to certain provisions of the Income Tax Act (Canada), the Company and its subsidiary fulfilled their commitment to renounce for income tax purposes, exploration expenditures of $1.6 million in 2001 (2000 – $4.0 million) to the subscribers of the flow-through shares.

(e) Normal course issuer bid

During the year ended December 31, 2001, the Company acquired 222,400 (2000 – nil) of its common shares through a normal course issuer bid program at an average cost of $3.87 per share. The shares purchased under the normal course issuer bid were cancelled. In December 2001, the Company renewed its normal course issuer bid to purchase up to 5.2 million common shares of the Company during the 12-month period beginning December 27, 2001 and ending December 26, 2002.

7. NET INCOME (LOSS) AND CASH FLOW PER SHARE

The Company has adopted retroactively the treasury stock method to assess the potential impact of outstanding stock options and stock appreciation rights on earnings and cash flow from operations per share. The new standard has been applied retroactively and prior periods have been restated resulting in diluted net income and cash flow from operations per share for the year ended December 31, 2000 being adjusted to $1.01 from $1.00 and to $3.58 from $3.50, respectively. Had the new standard not been adopted, diluted net loss and cash flow from operations per share for the year ended December 31, 2001 would have been $2.60 and $2.71, respectively.

The number of shares used in the calculation of diluted net income and cash flow from operations per share for the year ended December 31, 2001 of 50.2 million included the weighted average number of shares outstanding of 49.5 million plus 0.7 million shares related to the dilutive effect of stock options. For the year ended December 31, 2000, the number of shares used in the calculation of net income and cash flow per share were 43.4 million and included the weighted average number of shares outstanding of 42.2 million plus 1.2 million shares related to the dilutive effect of stock options.

The diluted net income and cash flow from operations per share discussed above did not include 3.4 million (2000 – 1.4 million) of stock options, on a weighted average basis, because the respective exercise prices exceeded the average market prices of the common shares.

8. INCOME TAXES

On January 1, 2000 the Company adopted the liability method of accounting for income taxes. The application of the liability method for income taxes resulted in an increase of $15.6 million in capital assets, a decrease of $11.1 million in retained earnings and an increase of $26.7 million in future tax liability as of January 1, 2000.

The provision for income taxes has been computed as follows:

Years ended December 31	2001	2000
Income (loss) before income taxes	$ (221,952)	$ 75,797
Expected income taxes (recovery) at the		
statutory rate of 44.0% (2000 – 45.0%)	$ (97,659)	$ 34,109
Increase (decrease) in taxes resulting from:		
Crown royalties	19,870	17,034
Resource allowance	(22,560)	(25,148)
Alberta Royalty Tax Credit	(224)	(192)
Rate change	183	(400)
Unrecorded assets	–	(927)
Other	(181)	(970)
Large Corporation Tax and provincial capital tax	7,128	8,503
Provision for income taxes	$ (93,443)	$ 32,009

The components of future income taxes are as follows:

As at December 31	2001	2000
Future income tax liabilities:		
Capital assets	$ 180,764	$ 172,579
Future income tax assets:		
Abandonment costs	(9,038)	(7,099)
Loss carry-forward	(7,528)	(21,170)
Other	(11,725)	(5,865)
Future income taxes	$ 152,473	$ 138,445

9. CASH FLOW INFORMATION

Increase (Decrease) in Non-Cash Working Capital Items

As at December 31	2001	2000
Current assets	$ (23,440)	$ 1,810
Current liabilities	(41,060)	6,713
	$ (64,500)	$ 8,523
Changes in non-cash working capital related to:		
Operating activities	$ 5,682	$ 512
Investing activities	(70,182)	8,011
	$ (64,500)	$ 8,523

During the year the Company made the following cash outlays in respect of interest expense and current income taxes.

Years ended December 31		2001		2000
Interest on long-term debt	**$**	**22,889**	$	14,083
Current income taxes	**$**	**9,057**	$	6,214

10. FINANCIAL INSTRUMENTS

The Company's financial instruments recognized in the consolidated balance sheets consist of accounts receivable, current liabilities and long-term borrowings. The estimated fair values of financial instruments have been determined based on the Company's assessment of available market information and appropriate valuation methodologies; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction.

The fair values of financial instruments other than long-term borrowings approximate their carrying amounts due to the short-term maturity of these instruments. At December 31, 2001 the Company had $73.8 million of variable rate loans. There were no instruments in place at December 31, 2001 to fix the interest rate on this variable rate debt. At December 31, 2001 and 2000 the reported values of the Company's senior secured term notes, bank loan and other long-term debt approximate their fair values. At December 31, 2001, the fair value of the Company's senior subordinated term notes was $224.5 million compared to a reported value of $238.9 million.

11. *DERIVATIVE CONTRACTS*

The nature of the Company's operations results in exposure to fluctuations in commodity prices, exchange rates and interest rates. The Company monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Company is exposed to credit-related losses in the event of non-performance by counter-parties to these contracts. In 2001, petroleum and natural gas sales were reduced by $9.3 million (2000 – $53.2 million) due to derivative contracts.

At December 31, 2001, the Company had derivative contracts for the following:

	Period	Volume	Price	Index
Oil				
Price collar	Calendar 2002	10,000 bbls/d	US$ 20.00 – $ 25.00	WTI
Fixed price	Calendar 2002	1,000 bbls/d	US$ 21.10	WTI
	Calendar 2002	1,500 bbls/d	US$ 21.09	WTI
Natural Gas				
Fixed price	January 2002 – October 2002	10,000 GJ/d	CAN$ 4.25	AECO
	January 2002 – October 2002	10,000 GJ/d	CAN$ 3.37	AECO
Price collar	January 2002 – October 2002	10,000 GJ/d	CAN$ 3.75 – $ 5.00	AECO
	January 2002 – October 2002	10,000 GJ/d	CAN$ 3.00 – $ 3.90	AECO

Period	Principal	Rate	Unrecognized gain at December 31, 2001
Interest rate swap			
December 2001 to November 2004	US$57 million	3-month LIBOR plus 2.71%	$ 732
December 2001 to February 2006	US$150 million	3-month LIBOR plus 5.40%	$ 790

Period	Principal	Rate	Unrecognized loss at December 31, 2001
Foreign currency swap			
January 1998 to December 2005	US$315,000 per month	CAN/US$1.4228	$2,225

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's presentation.

13. SUBSEQUENT EVENTS

Subsequent to December 31, 2001 the Company completed certain property sales and received net proceeds of $46.9 million, which were used to repay borrowings under its bank facilities. As a result of the completion of these property sales, the Company's loan facilities were reviewed and the total commitment and the borrowing base were revised to $85 million and $175 million, respectively (see Note 4).

14. UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in some respects from GAAP in the United States. The significant differences in GAAP, as applicable to these consolidated financial statements and notes, are described in the Company's Form 40-F, which is filed with the United States Securities and Exchange Commission.

QUARTERLY INFORMATION

	2001				2000			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
FINANCIAL (unaudited)								
($ thousands except per share amounts)								
Petroleum and natural gas sales	**64,327**	**101,689**	**84,454**	**79,230**	74,909	93,051	67,810	50,456
Cash flow from operations	**24,353**	**46,330**	**35,770**	**37,617**	34,501	52,006	38,761	30,058
Per share – basic	**0.47**	**0.89**	**0.74**	**0.82**	0.73	1.17	0.94	0.84
Net income (loss)	**(140,073)**	**2,351**	**3,683**	**5,530**	4,309	17,258	12,203	10,018
Per share – basic	**(2.68)**	**0.04**	**0.08**	**0.12**	0.08	0.39	0.29	0.28
Capital expenditures, net	**(32,008)**	**33,913**	**329,674**	**44,506**	42,690	58,761	250,069	32,691
OPERATIONS								
Production								
Conventional oil and NGLs (bbls/d)	**5,808**	**6,077**	**4,782**	**3,911**	4,245	3,970	4,087	4,125
Heavy oil (bbls/d)	**24,528**	**29,078**	**26,545**	**25,970**	26,904	25,260	17,396	10,326
Total oil and NGLs (bbls/d)	**30,336**	**35,155**	**31,327**	**29,881**	31,149	29,230	21,483	14,451
Natural gas (mmcf/d)	**75.9**	**78.2**	**71.3**	**57.6**	54.7	58.4	59.2	58.4
Barrels of oil equivalent (boe/d @ 6:1)	**42,990**	**48,187**	**43,201**	**39,483**	40,268	38,966	31,332	24,188
AVERAGE PRICES								
WTI oil (US$/bbl)	**20.43**	**26.49**	**27.96**	**28.73**	31.86	31.58	28.63	28.73
Edmonton par oil ($/bbl)	**31.00**	**40.37**	**42.19**	**43.00**	48.34	46.36	41.45	41.34
BTE – Light oil ($/bbl)	**25.41**	**35.37**	**37.53**	**38.65**	43.07	42.35	37.92	37.50
Heavy oil ($/bbl)	**10.39**	**23.75**	**16.77**	**14.62**	17.33	32.60	30.36	29.40
Total oil ($/bbl)	**13.27**	**25.76**	**19.94**	**17.77**	20.83	33.93	31.79	31.71
BTE natural gas ($/mcf)	**3.09**	**3.35**	**5.11**	**6.83**	5.77	3.96	3.57	2.85
BTE oil equivalent ($/boe @ 6:1)	**14.82**	**24.23**	**22.88**	**23.41**	23.96	31.38	28.51	25.83
SHARE TRADING INFORMATION								
BTE – Toronto Stock Exchange								
High ($)	**5.25**	**11.50**	**13.55**	**14.84**	15.80	16.70	15.50	12.55
Low ($)	**3.00**	**4.64**	**9.60**	**9.00**	9.00	11.75	11.55	8.25
Close ($)	**4.37**	**4.80**	**9.80**	**12.15**	10.00	14.55	14.00	11.70
Average daily volume	**455,000**	**156,000**	**203,000**	**191,000**	89,000	107,000	111,000	83,000

FIVE YEAR SUMMARY

	2001	2000	1999	1998	1997
FINANCIAL					
($ thousands except per share amounts)					
Petroleum and natural gas sales	**329,700**	286,226	120,087	102,337	123,839
Cash flow from operations	**144,070**	155,326	62,703	43,920	63,879
Per share – basic	**2.91**	3.68	1.77	1.29	2.10
Net income (loss)	**(128,509)**	43,788	14,128	(38,382)	10,989
Per share – basic	**(2.60)**	1.04	0.40	(1.12)	0.36
Capital expenditures, net	**376,085**	384,857	74,313	39,314	166,654
Working capital (deficiency)	**24,861**	(42,374)	(16,130)	42,432	(32,342)
Long-term debt	**403,922**	213,883	116,382	157,093	98,555
Total assets	**980,744**	829,227	419,163	413,809	443,831
OPERATIONS					
Production					
Conventional oil and NGLs (bbls/d)	**5,152**	4,107	4,457	5,475	6,053
Heavy oil (bbls/d)	**26,533**	20,005	5,574	3,517	2,842
Total oil and NGLs (bbls/d)	**31,685**	24,112	10,031	8,992	8,895
Natural gas (mmcf/d)	**70.8**	57.7	56.1	75.9	78.7
Barrels of oil equivalent (boe/d @ 6:1)	**43,488**	33,721	19,681	21,642	22,012
Reserves					
Crude oil and NGLs (mbbls)					
Proved	**110,221**	105,022	56,420	54,395	55,765
Probable	**52,334**	48,038	37,055	28,807	28,374
Total	**162,555**	153,060	93,475	83,202	84,139
Natural gas (mmcf)					
Proved	**134,653**	98,048	103,947	105,724	201,630
Probable	**42,767**	30,202	47,604	44,289	71,337
Total	**177,420**	128,250	151,551	150,013	272,967
Wells drilled (gross)					
Oil	**63**	267	109	91	79
Gas	**81**	28	28	47	49
Other	**3**	4	1	–	–
Dry	**32**	23	25	33	58
Total	**179**	322	163	171	186

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Company's audited consolidated financial statements for the fiscal years ended December 31, 2001 and 2000. Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

OVERVIEW

Baytex completed a number of significant transactions in 2001 that have enhanced the long-term prospects of the Company. These transactions include:

- In February 2001, we completed an offering of 10-year US$150 million, 10.5 percent senior subordinated notes.This financing created substantial additional credit capacity for the Company and improved the long-term stability of our capital structure.
- In May 2001, we acquired OGY Petroleums Ltd. for a total consideration of $78.6 million consisting of 1.2 million Baytex shares, $53.8 million cash and the assumption of $10.8 million of debt.
- In June 2001, we acquired Triumph Energy Corporation for a total consideration of $170.5 million consisting of 4.9 million Baytex shares, $93.6 million cash and the assumption of $22.8 million of debt.
- In the second quarter of 2001, we completed two acquisitions of heavy oil properties for a combined $40.5 million.

Production

The Company's average production for fiscal 2001 increased by 29 percent to 43,488 boe/d from 33,721 boe/d for fiscal 2000.

Light oil production increased 25 percent to 5,152 bbls/d during 2001 from 4,107 bbls/d in 2000. The increase was due to the acquisitions of OGY and Triumph in the second quarter of 2001.

REVENUE
($millions)



360
270
180
90
0
97 98 99 00 01

PRODUCTION
(boe/d)



48,000
36,000
24,000
12,000
0
97 98 99 00 01

NET CAPITAL EXPENDITURES
($millions)



400
300
200
100
0
97 98 99 00 01

Heavy oil production during 2001 increased by 33 percent to 26,533 bbls/d from 20,005 bbls/d during fiscal 2000 due to the Company's successful development drilling program and property acquisitions that were completed in the second quarter of 2001.

Overall natural gas production for 2001 increased by 23 percent to 70.8 mmcf/d compared to 57.7 mmcf/d for the prior year due to the OGY and Triumph acquisitions and a successful drilling program in our Northern and Plains Districts.

Production by Area

	Conventional Oil and NGLs (bbls/d)	Heavy Oil (bbls/d)	Natural Gas (mmcf/d)	Barrels of Oil Equivalent (boe/d)
2001				
Heavy Oil District	**368**	**26,533**	**11.5**	**28,813**
Plains District	**3,721**	–	**35.5**	**9,192**
Northern District	**1,063**	–	**23.8**	**5,483**
Total Production	**5,152**	**26,533**	**70.8**	**43,488**
2000				
Heavy Oil District	348	20,005	8.8	21,814
Plains District	1,985	–	22.4	5,721
Northern District	1,774	–	26.5	6,186
Total Production	4,107	20,005	57.7	33,721

REVENUE

Petroleum and natural gas sales for 2001 increased by 15 percent to $329.7 million from $286.2 million for fiscal 2000. Benchmark WTI crude oil averaged US$25.90/bbl for 2001, representing a 14 percent decrease over the US$30.20 for 2000. Heavy oil differentials increased from 2000 with Baytex's heavy oil receiving 43 percent of the Canadian par crude price during fiscal 2001 compared to 60 percent in 2000. Natural gas prices were 10 percent higher in 2001 averaging $4.42/mcf compared to $4.01 during fiscal 2000. This increase was the result of record high prices in the first quarter of 2001. Overall, after accounting for losses from financial derivative contracts, Baytex averaged $20.77/boe for 2001 production, a 10 percent decrease from $23.19 received in the prior year.

CASH FLOW NETBACKS
($/boe)


16.00
12.00
8.00
4.00
0.00
97
98
99
00
01

CASH FLOW PER SHARE
($/share)


4.00
3.00
2.00
1.00
0.00
97
98
99
00
01

Gross Revenue Analysis

	2001		2000	
	$000s	$/Unit	$000s	$/Unit
Oil revenue (barrels)				
Light oil	**63,288**	**33.65**	60,475	40.23
Heavy oil	**161,681**	**16.69**	134,328	26.54
Derivative contract loss	**(9,513)**	**(0.82)**	(53,177)	(6.03)
Total oil revenue	**215,456**	**18.63**	201,626	22.85
Natural gas revenue (mcf)	**114,244**	**4.42**	84,600	4.01
Total revenue (boe @ 6:1)	**329,700**	**20.77**	286,226	23.19

ROYALTIES

Total royalties increased 15 percent to $57.8 million for fiscal 2001 from $50.4 million for the prior year due to higher overall sales revenue. The average royalty rate for 2001 was 17.0 percent of sales compared to 14.9 percent of sales for fiscal 2000. In 2001, royalties were 19.1 percent of sales for light oil (2000 – 18.7 percent), 10.6 percent for heavy oil (2000 – 10.2 percent) and 25.1 percent for natural gas (2000 – 22.9 percent).

OPERATING EXPENSES

Operating expenses for 2001 increased 55 percent to $83.4 million from $53.8 million during the previous year. This increase is attributable to an increase in overall production as well as increased costs of operations due to inflation brought on by high industry activity levels. For 2001, operating expenses by product were higher than the prior year at $6.82/bbl of light oil, $5.59/bbl of heavy oil and $0.64/mcf of natural gas. In comparison, operating expenses by product for 2000 were $5.29/bbl of light oil, $4.91/bbl of heavy oil and $0.47/mcf of natural gas. Overall operating expenses increased 21 percent to $5.26/boe during 2001 from $4.36 for 2000.

Operating Netbacks

	Conventional oil & NGLs ($/bbl)		Heavy Oil ($/bbl)		Total Oil & NGLs ($/bbl)		Natural Gas ($/mcf)		Oil Equivalent ($/boe)	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Sales price	**33.65**	40.23	**16.69**	26.54	**19.45**	28.87	**4.42**	4.01	**21.37**	27.50
Royalties	**(6.44)**	(7.51)	**(1.77)**	(2.71)	**(2.53)**	(3.53)	**(1.11)**	(0.91)	**(3.64)**	(4.09)
Operating costs	**(6.82)**	(5.29)	**(5.59)**	(4.91)	**(5.79)**	(4.97)	**(0.64)**	(0.47)	**(5.26)**	(4.36)
Net revenue	**20.39**	27.43	**9.33**	18.92	**11.13**	20.37	**2.67**	2.63	**12.47**	19.05

Note: Sales prices in this table are before the loss/gain recognized on financial derivative contracts.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses, after capitalization, increased to $5.3 million for 2001 compared to $4.3 million for 2000 as a result of the increase in the size of the Company's operations. On a per unit of production basis, these expenses decreased during 2001 to $0.33/boe from $0.35 in 2000. In accordance with the full cost accounting policy, $5.3 million of expenses relating to exploration and development activities were capitalized in 2001 compared to $4.3 million in 2000.

General and Administrative Expenses

($ thousands)	2001	2000
Gross expense	**16,504**	14,660
Operator's recoveries	**(5,980)**	(5,998)
Subtotal	**10,524**	8,662
Capitalized expense	**(5,262)**	(4,331)
Net expense	**5,262**	4,331

INTEREST EXPENSE

Interest expense on long-term debt increased to $33.9 million for the year ended December 31, 2001 from $13.8 million for last year. This increase is due to additional debt incurred primarily for acquisition purposes. Also, in February 2001, the Company issued the 10.5 percent US$150 million senior subordinated notes. Average month-end long-term debt was $388.8 million for 2001 compared to $182.5 million for 2000.

DEPLETION, DEPRECIATION AND AMORTIZATION

Depletion, depreciation and amortization prior to the ceiling test considerations increased to $132.9 million for 2001 compared to $84.6 million for 2000. This increase is due to the increase in production and the acquisitions of OGY and Triumph, for which ascribed book values were increased by the estimated future tax liability associated with the excess of book value over the tax value of these assets. On a unit of production basis, the provision for 2001 was $8.37/boe compared to $6.85 for last year.

Beginning in fiscal 2001, oil and gas companies in Canada using the full cost method of accounting are required to perform a ceiling test on their book value at the end of each fiscal quarter using product prices at the end of the reporting period. Based on the extremely wide heavy oil differentials at year-end 2001, Baytex incurred a $131.3 million ceiling test write-down (net of $103.2 million of future income taxes). The arbitrary nature of the ceiling test is particularly punitive to Baytex due to the high component of heavy oil in its reserves. The write-down is the result of a temporary and severe drop in heavy oil price at year-end, as no write-down was required at the end of each of the first three quarters in 2001 and also no write-down would have been required had the ceiling test been conducted with January 2002 prices. Furthermore, this write-down is a non-cash charge to the net book value of the Company's oil and gas assets. It does not reflect the fair value of these assets and has no significant impact on Baytex's capital structure nor its debt covenant requirements. It will improve future earnings for the Company as depletion and depreciation rates are reduced.

SITE RESTORATION COSTS

Site restoration costs for 2001 increased to $3.9 million from $3.4 million last year due to higher production. On a unit of production basis, the provision for 2001 was $0.22/boe compared to $0.25 for the previous year.

INCOME TAXES

Current tax expenses were $7.1 million for 2001 compared to $8.5 million in 2000. The current tax expenses are comprised of $6.1 million of Saskatchewan Capital Tax and $1.0 million of Large Corporation Tax, compared to $7.0 million and $1.5 million, respectively, for the prior year. Saskatchewan Capital Tax declined as a result of lower commodity prices and the Large Corporation Tax decrease results from a reduction in the Company's year-end taxable capital due to the ceiling test write-down.

The 2001 provision for future income taxes, prior to ceiling test considerations, was $2.6 million compared to $23.5 million in 2000. This reduction was the result of lower corporate earnings in 2001 due to a decline in commodity prices. Future income taxes for 2001 also included a $103.2 million recovery associated with the ceiling test write-down.

Canadian Tax Pools

($ thousands)	*December 31, 2001*
Cumulative Canadian Exploration Expense	120,000
Cumulative Canadian Development Expense	138,000
Cumulative Canadian Oil and Gas Property Expense	72,000
Undepreciated Capital Cost	167,000
Other available deductions	28,000
Total tax pools	525,000

CASH FLOW FROM OPERATIONS

Cash flow from operations for the year ended December 31, 2001 decreased seven percent to $144.1 million from $155.3 million for the previous year, as a result of lower field netbacks and a higher interest expense. Field netbacks were lower than the prior year due to lower oil prices and higher unit operating expenses. On a barrel of oil equivalent basis, cash flow netbacks were $9.07 for 2001 compared to $12.58 for 2000.

Cash Flow Netbacks

	2001		2000	
	$/boe	**Percent**	$/boe	Percent
Production revenue	**21.37**	**100**	27.50	100
Derivative contract loss	**(0.60)**	**(3)**	(4.31)	(16)
Net royalties	**(3.64)**	**(17)**	(4.09)	(15)
Operating expenses	**(5.26)**	**(25)**	(4.36)	(16)
Field netbacks	**11.87**	**55**	14.74	53
General and administrative expenses	**(0.33)**	**(1)**	(0.35)	(1)
Interest expense	**(2.02)**	**(9)**	(1.12)	(4)
Current income taxes	**(0.45)**	**(2)**	(0.69)	(2)
Cash flow netbacks	**9.07**	**43**	12.58	46

CAPITAL EXPENDITURES

Overall net capital expenditures decreased two percent from $384.9 million in 2000 to $376.1 million in 2001. The increase in gross spending during 2001 as a result of the acquisition of OGY and Triumph was offset by a fourth quarter disposition program which resulted in $52 million of dispositions closing prior to December 31, 2001. Total exploration and development expenditures decreased to $136.1 million for 2001 compared to $170.8 million for 2000 as a result of reduced development spending on heavy oil projects.

Capital Expenditures

($ thousands)	2001	2000
Land	**11,494**	18,481
Seismic	**7,242**	9,186
Drilling and completions	**71,928**	94,069
Equipment	**37,438**	42,999
Other	**8,019**	6,052
Total exploration and development	**136,121**	170,787
Corporate acquisitions	**249,152**	221,754
Property acquisitions	**53,394**	1,869
Dispositions	**(62,582)**	(9,553)
Net capital expenditures	**376,085**	384,857

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, total net debt (including working capital) was $379.1 million compared to $256.3 million at December 31, 2000. This increase during the year was the result of the addition of the US$150 million senior subordinated notes that were used primarily to finance the acquisitions of OGY and Triumph.

The Company's debt structure consists of three main components. The first component is the Company's bank facilities, which at December 31, 2001 had a total commitment of $110 million, of which $73.8 million was drawn. This commitment is set by the banking syndicate based on their assigned value of the Company's petroleum and natural gas reserves through periodic reviews. The bank facilities were revised to $85 million in February 2002 after the completion of the asset divestiture program.

The second component is the US$57 million senior secured notes due in November 2004. These notes are governed by certain financial covenants measured at the end of each fiscal quarter. These covenants were met throughout 2001. The principal covenants are: (i) consolidated tangible net worth not to be less than $200 million, excluding accounting ceiling test write-down (such net worth was $486.2 million as at December 31, 2001); (ii) consolidated total debt not to exceed 300 percent of consolidated cash flow (such ratio was 207 percent as at December 31, 2001); and (iii) consolidated cash flow not to be less than 400 percent of consolidated interest expense (such ratio was 567 percent as at December 31, 2001).

The final component is the US$150 million senior subordinated notes. These notes were issued in February 2001 and have a 10-year term. The notes bear interest at 10.5 percent payable semi-annually, are unsecured and have no significant financial covenant maintenance requirements.

In December 2001, the Company entered into interest rate swap contracts that converted the fixed interest rates on both the senior secured notes and the senior subordinated notes to floating terms. The interest rate for the senior secured notes, as a result of this transaction, is now set quarterly at the three-month LIBOR rate plus 2.71 percent until the maturity of the notes. The interest rate for the senior subordinated notes is now set quarterly at the three-month LIBOR rate plus 5.40 percent until February 15, 2006.

Baytex believes that cash flow generated from its operations, together with existing bank facilities, will be sufficient to finance current operations and planned capital expenditures for 2002. The timing of most of the Company's capital expenditures is discretionary and there are no material long-term capital commitments.

RISK MANAGEMENT

The exploration for and the development, production and marketing of oil and natural gas involves a wide range of business and financial risks, some of which are beyond the Company's control. Included in these risks are the uncertainty of finding new reserves, the fluctuations of commodity prices, interest rates and foreign exchange rates, and the possibility of changes to royalty, tax and environmental regulations. The petroleum industry is highly competitive and Baytex competes with a number of other companies, many of which have greater financial and personnel resources.

The business risks facing Baytex are mitigated in a number of ways. Geological, geophysical, engineering, environmental and economic analyses are performed on new exploration prospects and potential acquisitions to ensure acceptable rates of return. Baytex's ability to increase its production, revenue and cash flow depends on its success in acquiring, exploring for and developing new reserves and production and managing these assets in a cost efficient manner.

The Company's financial results can be significantly affected by the prices received for oil and natural gas production as commodity prices fluctuate in response to changing market forces. This pricing volatility is expected to continue. As a result, Baytex has a risk management program that fixes the prices of oil and natural gas on a percentage of the total expected production volume. The objective is to lock in prices on a portion of the Company's future production to decrease exposure to market volatility and ensure the Company's ability to finance its growth. The use of derivative instruments is governed under formal policies and subject to limits established by the Board of Directors. Derivative instruments are not used for speculative or trading purposes. The Company recognizes realized gains or losses on financial derivative contracts as oil and natural gas production revenue when the associated production occurs.

Baytex's financial results are also impacted by fluctuations in the exchange rate between the Canadian dollar and the US dollar. Crude oil and, to some extent, natural gas prices are based on reference prices denominated in US dollars, while the majority of expenses are denominated in Canadian dollars. Baytex manages its exposure to this market risk by partially balancing US dollar denominated revenue with US dollar denominated debt.

Baytex is exposed to changes in interest rates as the Company's banking facilities are based on the lenders' prime lending rate and short-term bankers' acceptance rates. In December 2001, the Company entered into interest rate swap contracts converting the fixed rate on the US denominated term notes to a floating rate reset quarterly based on the three-month LIBOR rate. There is no plan at this time to fix the rate on any of Baytex's long-term borrowings.

The Company's current position with respect to its financial instruments is detailed in Note 11 of the Consolidated Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

The Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") has approved Handbook section 3062 "Goodwill and Other Intangible Assets". Section 3062, effective January 1, 2002, establishes new standards for goodwill acquired in a business combination which eliminates amortization of goodwill and instead sets forth methods to periodically evaluate goodwill for impairment. Baytex did not record goodwill on any of its past business combinations. The new standards may have an impact on future business combinations.

The Accounting Standards Board of the CICA has approved Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Section 3870, effective January 1, 2002, establishes new standards for stock-based compensation including the accounting related to the Company's Stock Option Plan. The Company does not believe the adoption of this section will have a material impact on its financial statements.

Effective January 1, 2002, Baytex will adopt the requirements of the amended Handbook section 1650 "Foreign Currency Translation". The amended section eliminates the practice to defer and amortize foreign exchange gains and losses on long-term monetary items. All foreign exchange gains and losses on long-term monetary items will be recognized in earnings as they occur. At December 31, 2001, Baytex had deferred approximately $13.7 million of foreign exchange loss.

The CICA's Emerging Issues Committee has issued Abstract 122 "Balance Sheet Classification of Callable Debt Obligations and Debt Obligations to be Refinanced". The Abstract is effective January 1, 2002 and includes guidance on the classification of borrowings made under 364-day revolving credit facilities where the entire amount would be classified as a current liability if the lender retains the right to demand repayment. At December 31, 2001, Baytex had $73.8 million borrowed under this type of arrangement, and was included as long-term debt but under the new standard would be classified as current liability.

MANAGEMENT'S REPORT

Management, in accordance with Canadian generally accepted accounting principles, has prepared the accompanying consolidated financial statements of Baytex Energy Ltd. Financial and operating information presented throughout this Annual Report is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity of the financial information. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

Deloitte & Touche LLP, were appointed by the Company's shareholders to perform an examination of the corporate and accounting records so as to express an opinion on the consolidated financial statements. Their examination included a review and evaluation of Baytex's internal control systems and included such tests and procedures, as they considered necessary, to provide reasonable assurance that the consolidated financial statements are presented fairly in accordance with Canadian generally accepted accounting principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility with the assistance of the Audit Committee. The Committee meets with management and the independent auditors to ensure that management's responsibilities are properly discharged, to review the consolidated financial statements and recommend that the consolidated financial statements be presented to the Board of Directors for approval.

signed

Raymond T. Chan, CA

Senior Vice-President and Chief Financial Officer

March 1, 2002

signed

John G. Leach, CA

Vice-President, Finance and Administration

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Baytex Energy Ltd.:

We have audited the consolidated balance sheets of Baytex Energy Ltd. as at December 31, 2001 and 2000 and the consolidated statements of operations and retained earnings (deficit) and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

On March 1, 2002, we reported separately to the board of directors and shareholders of Baytex Energy Ltd. on the consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles but which included Note 14, United States Accounting Principles and Reporting and Note 15, Condensed Consolidating Financial Information.

signed

Chartered Accountants

Calgary, Alberta

March 1, 2002

BAYTEX ENERGY LTD.

PROXY

THIS FORM OF PROXY IS SOLICITED BY MANAGEMENT AND WILL BE USED AT THE ANNUAL GENERAL MEETING OF THE HOLDERS OF COMMON SHARES TO BE HELD ON MAY 28, 2002.

The undersigned holder of Common Shares in the capital of Baytex Energy Ltd. (the "Corporation"), hereby appoints Dale O. Shwed of Calgary, Alberta, or failing him, Raymond T. Chan of Calgary, Alberta, or instead of either of them, ______________________________ of ______________________________ as proxyholder, with power of substitution, to attend and vote for and act on behalf of the undersigned at the Annual General Meeting (the "Meeting") of the holders (the "Shareholders") of the common shares (the "Common Shares") in the capital of the Corporation to be held in the Alberta Room of the Fairmont Palliser Hotel at 133 - 9th Avenue S.W., Calgary, Alberta, on Tuesday, May 28, 2002 and at any adjournments thereof, and at any poll(s) which may take place in consequence thereof, with the same powers that the undersigned would have if the undersigned were present at the Meeting or any adjournments thereof, and without limiting the foregoing, the said proxy is hereby instructed to vote at the said Meeting as follows:

1.	A resolution fixing the number of directors to be elected at the Meeting at six;	☐ FOR	☐ AGAINST
2.	Election as directors for the ensuing year of the nominees proposed by management in the Management Proxy Circular of the Corporation accompanying this form of Proxy; and	☐ FOR	☐ WITHHOLD FROM VOTING
3.	Appointment of Deloitte & Touche LLP as auditors of the Corporation and the granting of the authority to the directors to fix their remuneration.	☐ FOR	☐ WITHHOLD FROM VOTING

4. On any other business which may properly come before the Meeting or any adjournment(s) thereof, the proxy is authorized to act or vote as he or she in his or her discretion may determine.

All Common Shares represented at the Meeting by properly executed proxies will be voted, and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy the Common Shares represented by the proxy will be voted, in accordance with such specification on any ballot that may be called for. **Unless otherwise indicated, the persons named above, if appointed as proxyholder, will vote "FOR" each of the above matters. If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting, or if any other business properly comes before the Meeting, discretionary authority is hereby conferred with respect thereto.**

The undersigned hereby revokes any proxies previously given for the Meeting referred to herein.

DATED THIS ____DAY OF ___________, 2002.

______________________________ ______________________________

Name of Shareholder (Please Print)

(Signature of Shareholder)

Notes:

1. Dale O. Shwed and Raymond T. Chan are both directors and officers of the Corporation. **A Shareholder has the right to appoint a person, who need not be a Shareholder of the Corporation, to attend and to act for him and on his behalf at the Meeting, other than the persons designated above.** To exercise such rights, the names of the persons designated by the management to act should be crossed out and the name of the Shareholder's appointee should be legibly printed in the blank space provided.

2. This Proxy must be dated and must be executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized. A copy of such authorization should accompany this Proxy. Persons signing as executors, administrators, trustees, etc. should so indicate. If the Proxy is not dated, it shall be deemed to bear the date on which it was mailed to the Shareholder by the Corporation.

3. To be effective, this Proxy must be deposited at the office of the Corporation's agent, Valiant Trust Company, Suite 510, 550 – 6th Avenue S.W., Calgary, Alberta, T2P 0S2, in the envelope provided, not later than 4:00 p.m. (Calgary time) on May 24, 2002.

BAYTEX ENERGY LTD.

NOTICE TO THE HOLDERS OF COMMON SHARES OF THE ANNUAL GENERAL MEETING MAY 28, 2002

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Common Shares") of Baytex Energy Ltd. ("Baytex" or the "Corporation") will be held in the Alberta Room of the Fairmont Palliser Hotel at 133 - 9th Avenue S.W., Calgary, Alberta, on Tuesday, May 28, 2002 at 3:00 p.m. (Calgary time) for the following purposes, namely:

1. to receive the financial statements of the Corporation for the year ended December 31, 2001 and the auditors' report thereon;
2. to fix the number of directors to be elected at the Meeting at six (6);
3. to elect directors for the ensuing year;
4. to appoint the auditor for the ensuing year; and
5. to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Only holders of record at the close of business on April 22, 2002 (the "Record Date") of Common Shares are entitled to notice of and to attend the Meeting or any adjournment or adjournments thereof and to vote thereat unless after the Record Date a holder of record transfers his Common Shares and the transferee upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests, not later than ten days before the Meeting, that the transferee's name be included in the list of Shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the Meeting.

Shareholders may vote in person at the Meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a Shareholder) as their proxy to attend and vote in their place. **Shareholders unable to be present at the Meeting are requested to date and sign the enclosed form of proxy and return it to the Corporation's agent, Valiant Trust Company, Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2, on or before 4:00 p.m. (Calgary time) on May 24, 2002 in the enclosed envelope provided for that purpose.**

A Management Proxy Circular relating to the business to be conducted at the Meeting and an Annual Report containing the financial statements of the Corporation for the fiscal period ended December 31, 2001 accompany this Notice.

Calgary, Alberta
April 12, 2002

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) Dale O. Shwed
President and Chief Executive Officer

BAYTEX ENERGY LTD.

MANAGEMENT PROXY CIRCULAR FOR THE ANNUAL GENERAL MEETING OF THE HOLDERS OF COMMON SHARES TO BE HELD ON MAY 28, 2002

THIS MANAGEMENT PROXY CIRCULAR (the "Circular") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF BAYTEX ENERGY LTD. ("Baytex" or the "Corporation") for use at the Annual General Meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Common Shares") in the capital of the Corporation to be held in the Alberta Room of the Fairmont Palliser Hotel, at 133 - 9th Avenue S.W., Calgary, Alberta, on Tuesday, May 28, 2002, at 3:00 p.m. (Calgary time) and any adjournment or adjournments thereof for the purposes set forth in the accompanying Notice of Meeting.

SOLICITATION OF PROXIES

Solicitation of proxies by management will be primarily by mail, but may also be in person or by telephone. The cost of solicitation will be borne by the Corporation.

RECORD DATE

Only Shareholders of record on April 22, 2002 (the "Record Date") are entitled to notice of, and to attend and vote at, the Meeting unless after the Record Date a holder of record transfers his Common Shares and the transferee upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests, not later than ten days before the Meeting, that the transferee's name be included in the list of Shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the Meeting.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer of the Corporation. A SHAREHOLDER SUBMITTING A PROXY HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM OR HER AT THE MEETING OTHER THAN THE PERSON OR PERSONS DESIGNATED IN THE FORM OF PROXY FURNISHED BY THE CORPORATION. TO EXERCISE THIS RIGHT THE SHAREHOLDER SHOULD INSERT THE NAME OF THE DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKE OUT THE OTHER NAMES OR SUBMIT ANOTHER APPROPRIATE PROXY. In order to be effective, the proxy must be mailed so as to be deposited at the office of the Corporation's agent, Valiant Trust Company, Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2, on or before 4:00 p.m. (Calgary time) on May 24, 2002. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date of its execution. The instrument appointing a proxy shall be in writing under the hand of the Shareholder or his attorney, or, if such Shareholder is a corporation, under its corporate seal, and executed by a director, officer or attorney thereof duly authorized.

A Shareholder who has submitted a proxy may revoke it by instrument in writing executed by the Shareholder or his attorney authorized in writing, or, if the Shareholder is a corporation, under its corporate seal and executed by a director, officer or attorney thereof duly authorized, and deposited either with the Corporation at its offices as aforesaid at any time prior to the close of business on the second last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting, and upon such deposit the previous proxy is revoked.

EXERCISE OF DISCRETION BY PROXIES

All Common Shares represented at the Meeting by properly executed proxies will be voted, and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy the Common Shares represented by the proxy will be voted in accordance with such specification. **IN THE ABSENCE OF SUCH SPECIFICATION, SUCH COMMON SHARES WILL BE VOTED: 'FOR' FIXING THE NUMBER OF DIRECTORS TO BE ELECTED AT THE MEETING AT SIX (6); 'FOR' THE ELECTION AS DIRECTORS OF THOSE NOMINEES LISTED IN THIS PROXY CIRCULAR; AND 'FOR' THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS AUDITORS.** The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing of this Circular, management of the Corporation knows of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares. As of March 31, 2002 there were 52,035,732 Common Shares issued and outstanding. The holders of Common Shares are entitled to one vote for each share held.

Any registered Shareholder of the Corporation at the close of business on April 22, 2002 who either personally attends the Meeting or who completes and delivers a proxy will be entitled to vote or have his shares voted at the Meeting. However, a person appointed under the form of proxy will be entitled to vote the shares represented by that form only if it is effectively delivered in the manner set out under the heading "Appointment and Revocation of Proxies".

To the best of the knowledge of the directors and officers of the Corporation, as at April 12, 2002 no persons beneficially own, directly or indirectly, or exercise control or discretion over Common Shares carrying more than 10% of the votes attached to all of the issued and outstanding Common Shares.

ADVICE TO BENEFICIAL HOLDERS OF SECURITIES

The information set forth in this section is of significant importance to Shareholders who do not hold their Common Shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered in the name of CEDE & Co., which company acts as a nominee for many U.S. brokerage firms. Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the shares registered in the name of CDS & Co. or CEDE & Co. or of other brokers/agents are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor

Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote shares directly at the Meeting - the proxy must be returned to IICC well in advance of the Meeting in order to have the shares voted.**

MATTERS TO BE ACTED UPON AT THE MEETING

1. ***Financial Statements and Auditors' Report***

Pursuant to the provisions of the Business Corporations Act (Alberta) (the "ABCA") and the Corporation's By-Laws, the directors of the Corporation will submit to the Shareholders at the Meeting, the financial statements of the Corporation for the fiscal years ended December 31, 2001 and December 31, 2000 and the auditors' report thereon.

No vote by the Shareholders with respect to this matter is required.

2. ***Election of Directors***

Action is to be taken at the Meeting with respect to the election of directors. The Board of Directors of the Corporation (the "Board") presently consists of six (6) members. It is proposed that the Board will consist of six (6) members and the undermentioned persons will be nominated at the Meeting.

IT IS THE INTENTION OF THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, TO VOTE 'FOR' FIXING THE NUMBER OF DIRECTORS TO BE ELECTED AT THE MEETING AT SIX AND TO VOTE 'FOR' THE ELECTION OF THE FOLLOWING PERSONS TO THE BOARD UNLESS OTHERWISE DIRECTED. MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF SUCH NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. HOWEVER, IF FOR ANY REASON ANY OF THE PROPOSED NOMINEES DOES NOT STAND FOR ELECTION OR IS UNABLE TO SERVE AS SUCH, **THE MANAGEMENT DESIGNEES, IF NAMED AS PROXY, RESERVE THE RIGHT TO VOTE FOR ANY OTHER NOMINEE IN THEIR SOLE DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN HIS PROXY THAT HIS COMMON SHARES ARE TO BE WITHHELD FROM VOTING ON THE ELECTION OF DIRECTORS.**

Each director elected at the Meeting will hold office until the next annual meeting of the Shareholders, or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Corporation's By-Laws. The following information relating to the nominees as directors is based on the Corporation's records and on information received by the Corporation from the nominees.

Nominees as Directors	Position Presently Held	Principal Occupation	Director Since	Common Shares Beneficially Owned or Controlled as of April 12, 2002
John A. Brussa[(1)(2)(3)(5)] Calgary, Alberta	Director	Partner, Burnet, Duckworth & Palmer LLP (a law firm)	October 8, 1997	15,000
W.A. Blake Cassidy[(1)(2)(5)] Calgary, Alberta	Director	Retired Banker	February 8, 1994	5,484
Raymond T. Chan Calgary, Alberta	Senior Vice President, Chief Financial Officer and Director	Senior Vice-President, Baytex Energy Ltd.	October 5, 1998	50,000
Fred C. Coles[(3)(4)(5)] Calgary, Alberta	Director	Independent Businessman	May 26, 1998	3,000

Nominees as Directors	Position Presently Held	Principal Occupation	Director Since	Common Shares Beneficially Owned or Controlled as of April 12, 2002
Dennis L. Nerland[(1)(5)] Calgary, Alberta	Director	Partner, Shea Nerland Calnan (a law firm)	May 26, 1998	3,145
Dale O. Shwed[(2)(4)] Calgary, Alberta	President, Chief Executive Officer and Director	President, Baytex Energy Ltd.	June 3, 1993	561,805

Notes:

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Corporate Governance Committee.

(4) Member of the Environmental Management Committee.

(5) Member of the Reserves Committee.

(6) The Corporation does not have an executive committee.

(7) Mr. Nerland was also a director of the Corporation from October, 1993 to October, 1997.

(8) Each of the nominees has held the principal position shown opposite their names for the past five years except for Raymond T. Chan. Prior to becoming an officer of the Corporation, Mr. Chan held the position of Senior Vice-President and Chief Financial Officer of Tarragon Oil and Gas Limited from August, 1990 to September, 1998.

3. ***Appointment of Auditors***

The management designees, if named as proxy, intend to vote for the reappointment of Deloitte & Touche LLP, Chartered Accountants, Calgary, Alberta, as the auditors of the Corporation, to hold office until the next annual meeting of the Shareholders, at a remuneration to be fixed by the Board. Deloitte & Touche LLP have been the auditors of the Corporation since 1993.

EXECUTIVE COMPENSATION

Composition of the Compensation Committee

Since December 10, 1997, the Compensation Committee of the Board (the "Committee") has been composed of three (3) members, Messrs. Brussa, Cassidy and Shwed. Mr. Shwed is the President and Chief Executive Officer of the Corporation and as such is entitled to participate in the Corporation's executive compensation and benefit programs. Messrs. Brussa and Cassidy are independent, non-employee directors and are not eligible to participate in any of the Corporation's executive compensation and benefit programs other than the Corporation's Stock Option Plan. Both Mr. Brussa and Mr. Cassidy currently hold options under the Corporation's Stock Option Plan. The Committee met one time in 2001.

Report to the Shareholders on Executive Compensation

The Committee exercises general responsibility regarding overall employee and executive compensation. It also determines the total compensation of the Chief Executive Officer and the Chief Financial Officer of the Corporation, subject to Board approval. The Committee meets with the Chief Executive Officer to review other employees' salaries but direct approval of those salaries is approved by the Board annually in the overall general and administrative expense budget.

Executive compensation consists of essentially four components: (1) base salary, (2) bonuses, (3) stock options and (4) stock appreciation rights ("SARs"). The executive benefits offered are typical of those provided by companies in the oil and gas industry. Each of these compensation components is summarized in the following sections.

Base Salaries

The base salaries for the Chief Executive Officer and for the other executive officers are comparable to the average amount paid to similar executive officers of companies of similar size and character in the oil and gas industry in Canada.

Bonuses

An annual bonus may be paid, at the end of the year, based on the Committee's subjective assessment of the Corporation's general performance and the Chief Executive Officer's and other executive officers' contribution to any success achieved. Also, a bonus payment may be made to adjust the total cash compensation of the Chief Executive Officer or the other executive officers, as the case may be, to account for growth in the size of the Corporation during the preceding year. In effect, growth in size by the Corporation during the year may have altered the Corporation's peer group, and as there is a direct relationship between corporate size and base salary, a bonus payment can be used to increase total cash compensation to bring it in line with the Corporation's peer group.

Long-Term Incentive Compensation

The Corporation's long-term incentive compensation program is achieved through the granting of stock options and SARs. The Committee believes that the granting of stock options and SARs serves to motivate executive officers and employees to achieve the Corporation's strategic objectives, and to align the interests of executive officers and employees with the interests of the Shareholders.

Options and SARs are granted with a four year term and vest 33.33% annually. To date, SARs have only been granted to executive officers of the Corporation.

Submitted by the Compensation Committee:
John A. Brussa
W.A. Blake Cassidy
Dale O. Shwed

Summary of Executive Compensation

The following table provides a summary of compensation earned during the fiscal years ended December 31, 1999, 2000 and 2001 by the Chief Executive Officer and the Chief Financial Officer of the Corporation and the three other most highly compensated executive officers of the Corporation (collectively the "named executive officers").

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long-Term Compensation	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation[1] ($)	Securities Under Options/SARs Granted (#)	All Other Compensation ($)
Dale O. Shwed President and Chief Executive Officer	2001 2000 1999	300,000 300,000 290,800	100,000 200,000 200,000	- - -	330,000 Options 350,000 Options 450,000 Options	- - -
Raymond T. Chan Senior Vice-President and Chief Financial Officer	2001 2000 1999	220,000 220,000 209,900	100,000 200,000 200,000	- - -	180,000 Options 300,000 Options 50,000 Options	- - -
S. Dale McAuley Vice-President, Operations	2001 2000 1999	175,000 155,000 146,200	25,000 50,000 50,000	- - -	42,000 Options 70,000 Options 40,000 Options	- - -
Richard W. Naden Vice-President, Production	2001 2000 1999	175,000 155,000 146,200	20,000 50,000 50,000	- - -	42,000 Options 70,000 Options 70,000 Options	- - -
Garry J. Wasylycia Vice-President, Exploration	2001 2000 1999	200,000 175,000 151,700	25,000 80,000 80,000	- - -	51,000 Options 85,000 Options 90,000 Options	- - -

Note:

(1) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total annual salary and bonus for any of the named executive officers.

Stock Option Plan

The Corporation has established a Stock Option Plan (the "Plan") for the directors, officers and employees of the Corporation. As at March 31, 2002, the Plan had a balance of 4,526,060 Common Shares reserved for issuance thereunder. As at March 31, 2002, there were options outstanding to purchase 4,417,395 Common Shares.

The aggregate number of Common Shares reserved for issuance to any one person under the Plan must not exceed 5% of the outstanding Common Shares (on a non-diluted basis). Furthermore, the aggregate number of Common Shares reserved for issuance pursuant to options granted to "insiders" (as defined by The Toronto Stock Exchange Company Manual) may not exceed 10% of the outstanding Common Shares (on a non-diluted basis), the issuance of Common Shares to "insiders" pursuant to the Plan and other share compensation arrangements within a one year period may not exceed 10% of the outstanding Common Shares (on a non-diluted basis) and the issuance of Common Shares to any one "insider" and such insider's associates pursuant to the Plan and other share compensation arrangements within a one year period may not exceed 5% of the outstanding Common Shares (on a non-diluted basis).

The following table sets forth individual grants of stock options made to the named executive officers during the fiscal year ended December 31, 2001.

OPTIONS GRANTS DURING THE YEAR ENDED DECEMBER 31, 2001

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year [(1)]	Exercise Price ($/Share)	Market Value of Securities Underlying Options on the Date of Grant ($/Share)	Expiration Date
Dale O. Shwed	330,000 options	13 %	4.72	4.72	October 25, 2005
Raymond T. Chan	180,000 options	7 %	4.72	4.72	October 25, 2005
S. Dale McAuley	42,000 options	2 %	4.72	4.72	October 25, 2005
Richard W. Naden	42,000 options	2 %	4.72	4.72	October 25, 2005
Garry J. Wasylycia	51,000 options	2 %	4.72	4.72	October 25, 2005

Note:

(1) Constitutes percentage of total number of options granted by the Corporation in 2001.

The following table sets forth information with respect to each exercise of option and SARS during the fiscal year ended December 31, 2001 by the named executive officers and with respect to all options and SARS held by the named executive officers and still outstanding on December 31, 2001.

AGGREGATED OPTION/SAR EXERCISES DURING THE YEAR ENDED DECEMBER 31, 2001 AND YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at December 31, 2001 (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options/SARs at December 31, 2001 [(1)] ($) Exercisable/Unexercisable
Dale O. Shwed	37,500	202,500 on option exercise Nil on SAR exercise	432,292/713,333 options 50,000/Nil SARs	66,500/47,500 options Nil/Nil SARs
Raymond T. Chan	Nil	Nil on option exercise 31,330 on SAR exercise	333,334/396,666 options 33,334/Nil SARs	19,000/9,500 options Nil/Nil SARs
S. Dale McAuley	10,000	55,000 on option exercise Nil on SAR exercise	65,000/102,000 options 50,000/Nil SARs	15,200/7,600 options Nil/Nil SARs
Richard W. Naden	10,000	87,500 on option exercise Nil on SAR exercise	36,700/112,000 options	7,600/13,300 options
Garry J. Wasylycia	Nil	Nil on option exercise Nil on SAR exercise	85,000/137,667options 29,000/Nil SARs	28,500/17,100 options Nil/Nil SARs

Note:

(1) Based on December 31, 2001 closing price per Common Share on the TSE of $4.37.

Retirement Plans

The Corporation has no retirement plans for its employees.

Employment Agreement and Change of Control Agreements

The Corporation has entered into employment agreements with Messrs. Shwed and Chan which provide that in the event that the executive's employment with the Corporation is terminated without cause or upon a change of control of the Corporation as defined in the agreement, and subject to certain conditions being met, Mr.

Shwed may receive a payment equal to 30 months salary, bonus and other employment benefits and Mr. Chan may receive a payment equal to 24 months salary, bonus and other employment benefits.

The Corporation has entered into change of control agreements with a number of employees, including the named executive officers except for Messrs. Shwed and Chan. The agreements provide that in the event of a change of control of the Corporation as defined, and subject to certain conditions being met, the employees may receive payments in the range of 6 months to 24 months salary, bonus and other employment benefits.

The employment agreements and change of control agreements also provide that any vested stock options or SARs may be exercised for a period of 30 days or 10 days, respectively, following the date of termination of employment.

Compensation of Directors

During 2001, the Corporation provided compensation to the unrelated directors by way of an annual retainer of $10,000 plus a fee of $500 per meeting attended. During 2001, the unrelated directors were also granted options to purchase Common shares as follows: Mr. Brussa - 48,000; Mr. Cassidy - 16,500; Mr. Coles - 30,000; and Mr. Nerland - 12,000.

Performance Graph

The following graph compares the change in cumulative total shareholders' return over the periods indicated of a $100 investment in the Corporation's Common Shares with the cumulative total return of the TSE Oil and Gas Producers Total Return Index and the TSE 300 Composite Total Return Index, assuming the reinvestment of dividends, where applicable.

Index	Dec 31/96	Dec 31/97	Dec 31/98	Dec 31/99	Dec 31/00	Dec 31/01
Baytex	100	114	30	67	76	33
TSE Oil & Gas Producers	100	90	62	76	112	116
TSE 300	100	115	113	149	160	140

CUMULATIVE VALUE OF A $100 INVESTMENT


200
150
100
50
0
Dec 31/96
Dec 31/97
Dec 31/98
Dec 31/99
Dec 31/00
Dec 31/01
Baytex
TSE Oil & Gas Producers
TSE 300

Indebtedness of Directors and Executive Officers

At no time during the most recently completed financial year was there any indebtedness of any director or officer, or of any nominee for election as a director, or any associate of any such director or officer, to the Corporation or to any other entity which is, or at any time since the beginning of the most recently completed financial year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation.

OTHER MATTERS COMING BEFORE THE MEETING

Management knows of no other matters to come before the Meeting other than referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the Common Shares represented by proxy solicited hereby will be voted on such matters in accordance with the best judgment of the person voting such proxy.

CORPORATE GOVERNANCE

In February, 1995, The Toronto Stock Exchange Committee on Corporate Governance in Canada issued a report (the "TSE Report") which included proposed guidelines for effective corporate governance. These guidelines, which are not mandatory, deal with the constitution of boards of directors and board committees, their functions, their independence from management and other means of addressing corporate governance practices. The TSE has, in accordance with the recommendations contained in the TSE Report, imposed a disclosure requirement on every TSE listed company incorporated in Canada to disclose on an annual basis its approach to corporate governance with reference to the guidelines set out in the TSE Report. Listed below are the 14 guidelines proposed by the TSE Report and a brief discussion of the Corporation's compliance with each guideline.

1. *The board of directors should explicitly assume responsibility for stewardship of the Corporation, and specifically for: (a) adoption of a strategic planning process, (b) identification of principal risks and ensuring the implementation of appropriate systems to manage these risks, (c) succession planning, including appointing, training and monitoring senior management, (d) communications policy for the Corporation, and (e) integrity of the Corporation's internal control and management information systems.*

   The Board has statutory responsibility to oversee the conduct of the business of the Corporation and to supervise management which is responsible for the day-to-day conduct of the business of the Corporation. The Board's fundamental objectives are to enhance and preserve long term shareholder value and to ensure the Corporation meets its obligations on an ongoing basis. While the Board has delegated the responsibility for day-to-day management of the Corporation to management, the Board has implicitly and explicitly acknowledged its responsibility for the stewardship of the Corporation including the following:

   (a) The Board meets quarterly to review and provide guidance to the Corporation's senior executives on development and progress of the Corporation's strategic plans and operating budgets.

   (b) The Board has identified the Corporation's principal business risks and has developed a number of key strategies to protect the Corporation from these risks and to help senior executives monitor these risks.

   (c) A Compensation Committee made up of a majority of outside Board members annually reviews the performance of the Chief Executive Officer and other senior executives based on the performance of the Corporation. Succession planning is the responsibility of this Committee.

   (d) The Board has discussed and considered how the Corporation communicates with its shareholders and the public. The Board reviews all of the Corporation's communications to its shareholders and to the public.

   (e) The Board, directly and through its Audit Committee, assesses the integrity of the Corporation's internal control and management information systems.

2. *Majority of directors should be "unrelated" (free from conflicting interest).*

The Board comprises six members, four of whom are unrelated directors and two of whom are members of the senior executives of the Corporation. As a result, a majority of the members of the Board are unrelated members.

3. *Disclose for each director whether he or she is related, and how that conclusion was reached. The Board is made up of:*

John A. Brussa	unrelated
W.A. Blake Cassidy	unrelated
Raymond T. Chan	related as Senior Vice-President and Chief Financial Officer
Fred C. Coles	unrelated
Dennis L. Nerland	unrelated
Dale O. Shwed	related as President and Chief Executive Officer

4. *Appointment of a committee responsible for appointment/assessment of directors and that is comprised exclusively of outside (i.e., non-management) directors, a majority of whom are unrelated directors.*

The composition of the Board has not changed for a number of years. Due to the size of the Board, the responsibility for recruitment for the Board has fallen on the Chief Executive Officer and the Chief Financial Officer and is discussed with other Board members prior to any nominations being made.

5. *Implement a process for assessing the effectiveness of the Board as a whole and its committees and individual directors.*

The Board continually evaluates the effectiveness of itself. Due to the size of the Board, a separate committee has not been organized to fulfill this function.

6. *Provide orientation and education programs for new directors.*

As referred to above, the composition of the Board has not changed for a number of years, however, existing Board members historically have provided orientation and education to new members on an ad hoc and informal basis. The Board believes that the procedures referred to in items 4 and 5 above and in this item have proven to be a practical and effective approach to these governance issues in light of the Corporation's particular circumstances, including the relatively small size and limited turnover of the Board, the size of the Corporation and the nature and scope of the Corporation's business and operations and the expertise of Board members.

7. *Consider the size of the Board of Directors, and the impact of the number on the Board's effectiveness.*

To date the Board has felt that, due to the size and maturity of the Corporation, the current number of Board members is adequate to provide the appropriate level of skill mix to guide the Corporation. However, the current size and make-up of the Board is being continually monitored by the existing Board members.

8. *The Board should review the adequacy and form of the compensation of directors to ensure compensation realistically reflects responsibilities and risks involved.*

The Board, through its Compensation Committee, periodically reviews the adequacy and form of directors' compensation.

9. *Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated, although some committees, such as the executive committee, may include one or more inside directors.*

The Committees established by the Board are composed as follows:

Committee	Related Directors	Unrelated Directors
Audit	-	3
Compensation	1	2
Environmental Management	1	1
Corporate Governance	-	2
Reserves	-	4

10. *The Board should expressly assume responsibility for, or assign to a committee of directors, the general responsibility for developing the Corporation's approach to governance issues.*

The Corporate Governance Committee is responsible for the Corporation's response to, and implementation of, the Governance Guidelines. The Committee discharges that responsibility through consideration and review of the Corporation's corporate governance principles and bringing forth proposals to the Board regarding any changes necessary to respond to changes in the Governance Guidelines.

11. *The Board should define limits to management's responsibilities by developing mandates for: (a) the Board and the Chief Executive Officer of the Corporation and (b) the corporate objectives for which the Chief Executive Officer is responsible.*

To date, the Corporation has not developed position descriptions for the Board or the Chief Executive Officer. The Board currently sets the Corporation's annual objectives which become the objectives against which the Chief Executive Officer's performance is measured.

12. *Establish procedures to enable the Board to function independently of management.*

With the Board consisting of both related and unrelated directors, the Board has not been able to function totally independent of executive management. However, in matters that require independence of the Board from management, only the unrelated Board members take part in the decision making responsibilities and evaluations.

13. *Establish an audit committee with a specifically defined mandate, that has open communication channels with the external auditor and is comprised entirely of outside directors. The audit committee's duties should include oversight responsibility for management reporting and should ensure that management has designed and implemented an effective system of internal control.*

All members of the Audit Committee are unrelated directors. The roles and responsibilities of the Audit Committee have been defined and include oversight responsibility for management reporting and internal control. The Audit Committee has direct communication channels with the external auditors. The Corporation has no formal internal audit process.

14. *Implement a system to enable an individual director to engage outside advisors at the Corporation 's expense. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.*

The Corporation has no formal policy which allows unrelated directors to engage outside advisors at the Corporation's expense. However, if such advisors were requested by a Board member, approval for engaging the advisors could be obtained from the remaining Board members.

AVAILABILITY OF CERTAIN DOCUMENTS

Under National Policy 41, adopted by the Canadian Securities Administrators, a person or company who wishes to receive interim financial statements from the Corporation must deliver a written request for such material to the Corporation, together with a signed statement that the person or company is the owner of securities (other than debt instruments) of the Corporation. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed return card, together with the completed form of proxy, in the addressed envelope provided, to the Corporation's agent, Valiant Trust Company, Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2. The Corporation will maintain a supplemental mailing list of persons and companies wishing to receive interim financial statements.

DIRECTORS' APPROVAL

The contents and the sending of this Circular have been approved by the directors.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(signed)	Dale O. Shwed President and Chief Executive Officer	(signed)	Raymond T. Chan Senior Vice-President and Chief Financial Officer

Calgary, Alberta
April 12, 2002

  

Positive Momentum

Baytex Energy Ltd. 2001 ANNUAL REPORT

"A high quality asset base and diverse capital structure HAVE ALLOWED BAYTEX TO REACT TO changing market conditions."

Dale O. Shwed, *President and Chief Executive Officer*

B YTEX
ENERGY LTD.

AN INDEPENDENT OIL & GAS COMPANY

Baytex is an independent oil and gas company engaged in the exploration, development and production of oil and natural gas. Our operations are concentrated in three core districts in the Western Canadian Sedimentary Basin. Baytex focuses on building an asset base through land acquisitions, seismic data interpretation, exploratory and development drilling, as well as property and corporate acquisitions. Our efforts are dedicated to properties that we believe will provide long-life reserves which will generate cash flow in the near term. We continually look for opportunities to enhance our position in our core areas, and we intend to pursue strategic acquisitions which are within our operating and financial parameters.

Notice of Annual Meeting

The annual meeting of shareholders of Baytex Energy Ltd. will be held in the Alberta Room of the Fairmont Palliser Hotel at 133 – 9th Avenue S.W., Calgary, Alberta on Tuesday, May 28, 2002 at 3:00 P.M. (MDT). All shareholders and other interested parties are invited to attend.

HIGHLIGHTS

	2001	2000
FINANCIAL		
($ thousands, except per share amounts)		
Petroleum and natural gas sales	**329,700**	286,226
Cash flow from operations	**144,070**	155,326
Per share – basic	**2.91**	3.68
– diluted	**2.87**	3.58
Net income (loss)	**(128,509)**	43,788
Per share – basic	**(2.60)**	1.04
– diluted	**(2.60)**	1.01
Exploration and development	**136,121**	170,787
Acquisitions – net	**239,964**	214,070
Total capital expenditures	**376,085**	384,857
Working capital (deficiency)	**24,861**	(42,374)
Bank debt	**74,254**	128,372
Long-term notes	**329,668**	85,511
Total net debt	**379,061**	256,257
Shares outstanding at December 31 (thousands)		
Basic	**52,008**	45,797
Diluted	**56,476**	49,839
OPERATING		
Production		
Conventional oil & NGLs (bbls/d)	**5,152**	4,107
Heavy oil (bbls/d)	**26,533**	20,005
Total oil & NGLs (bbls/d)	**31,685**	24,112
Natural gas (mmcf/d)	**70.8**	57.7
Barrels of oil equivalent (boe/d @ 6:1)	**43,488**	33,721
Reserves, proved & probable		
Oil & NGLs (mbbls)	**162,555**	153,060
Natural gas (mmcf)	**177,420**	128,250
Barrels of oil equivalent (mboe @ 6:1)	**192,125**	174,435

Cash flow from operations decreased by only 7 percent year-over-year despite a 22 percent reduction in overall commodity prices.

Loss for 2001 included a $131.3 million non-cash ceiling test write-down.

Total net debt was reduced by $100 million at year-end through a fourth quarter disposition program.

Natural gas production was enhanced in 2001 with the acquisitions of OGY and Triumph.



Left to right: Raymond T. Chan, *Senior Vice-President and Chief Financial*
Dale O. Shwed, *President and Chief Executive*

MESSAGE TO SHAREHOLDERS

The year 2001 was indeed eventful for Baytex and those connected to the oil and gas industry as well as the general population of the world.

Specifically to oil and gas, the year started with West Texas Intermediate (WTI) oil at US$30.00/bbl and ended one-third lower at US$20.00/bbl. Gas price exhibited even more volatility, with AECO price in excess of $10.00/mcf at the beginning of January declining to barely over $3.00/mcf at the end of December. The Canadian oil and gas industry saw an unprecedented amount of merger and acquisition activities in 2001, particularly in the mid-sized producers category where only a handful of these companies were left at year-end. Most importantly, the tragic events of September 11 and its fallout effects on the world's economy resulted in additional volatilities and challenges that are certain to be felt for a long time.

"THE COMPANY'S natural gas prospect inventory AT YEAR-END 2001 is superior TO ANY OTHER TIME IN BAYTEX'S HISTORY."

At Baytex, the operating strategy enunciated in our 1999 annual report to pursue growth through a dual commodity focus on heavy oil and natural gas was further realized. The Company recognizes the benefits of a more balanced production mix and the inherent risk in over-dependence on the fortunes of a single commodity. In order to expand the financing capacity of the Company to execute this strategy, Baytex issued US$150 million of 10-year subordinated notes in February of 2001. Although this type of financing instrument is widely used by exploration and production companies in the United States, Baytex was, and still is, the only oil and gas company in Canada to have successfully completed a financing in the United States high-yield bond market.

2001 was a year that saw Baytex acquire quality assets providing a more diverse production base for future growth. **Feb 12, 2001** Baytex announces completion of an offering of US$150 million of senior subordinated notes. Net proceeds from the sale of the notes to be used for refinancing of existing debt and future acquisitions. **Mar 30, 2001** Take-over bid made for the outstanding shares of OGY Petroleums Ltd. OGY's

The capacity created by this financing allowed Baytex to complete a series of acquisitions in the second quarter of 2001 which significantly enhanced the long-term prospects of the Company. Through the acquisition of OGY Petroleums, Baytex doubled its natural gas assets in the West of Four Central Alberta region. Through the acquisition of Triumph Energy, Baytex expanded its operations at Ferrier in West of Five Central Alberta, where it can pursue multi-zone, long-life, liquids-rich natural gas for years to come. As a result of these efforts, Baytex increased its natural gas production by nearly 40 percent in the fourth quarter of 2001 as compared to one year ago. More importantly, the Company's natural gas prospect inventory at year-end 2001 is superior to any other time in Baytex's history.

Heavy oil, in summary, was a forgotten commodity in 2001. Differentials had their worst ever year since price deregulation in 1985, with Lloyd Blend differentials averaging US$10.69/bbl or 42 percent of the average WTI price of US$25.90 during the year. In comparison, the highest differentials prior to 2001 were recorded in 1991 during the Gulf War, when Lloyd Blend differentials averaged US$8.41/bbl or 39 percent of WTI price. The 16-year average differential since price deregulation is US$5.83/bbl or 29 percent of WTI price. Recognizing the substandard economics, Baytex substantially reduced its exploration and development activities in heavy oil, and drilled only 58 wells in 2001 compared to the 260 wells drilled in 2000. Fortunately, Baytex also recognized the opportunities created by the unfavourable environment, and augmented its operations through two property acquisitions. The first one at Cold Lake represented the Company's first major heavy oil investment in the Province of Alberta. The second one at Carruthers further increased its dominant position as a conventional heavy oil player in that area in Western Saskatchewan. As in the case of the natural gas weighted corporate acquisitions, these two transactions significantly enhanced Baytex's prospect inventory for future growth in heavy oil.

Having completed these acquisitions, and realizing the resulting increased leverage on its balance sheet, Baytex embarked on a divestiture program of non-core properties to reduce bank debt and improve operating focus and efficiency. This plan was first made public in June. However, with the preparation time required to update reserve reports, and the unforeseen interruption of the marketing process by the events of September 11, the Company was not able to announce the results of this divestiture program until December. Unfortunately, the significant decline in commodity prices, combined with a sudden widening in heavy oil differentials due to a refinery outage, severely impacted Baytex's share price in the fourth quarter.

operations are concentrated in the east central Alberta area and adjacent to Baytex's core properties in Leahurst and Drumheller. ∟ **Apr 11, 2001** Take-over bid made for the outstanding shares of Triumph Energy Corporation. Triumph's major properties are located at Ferrier, Sunchild, O'Chiese and Cow Lake and complement Baytex operations in these areas. ∟ **May 16, 2001** Baytex acquires OGY Petroleums Ltd. as 21.47 million common shares of

Despite these challenges, the Company maintained confidence in its ability to operate through this most difficult cycle predicated on the quality of its asset base and the strength of its capital structure. Its patience in negotiating the asset sales resulted in fair value being received for the $101 million of completed transactions. Baytex was also opportunistic in re-trading some of its commodity derivative contracts to realize $19 million of cash proceeds, as well as swapping its fixed interest obligations for floating terms to reduce its near-term cash expenses. All these efforts significantly bolstered the Company's financial position and allowed it to welcome 2002 with enthusiasm and commitment.

The production cutbacks executed by world oil exporting countries and the reduction in capital spending allocated to conventional heavy oil projects by domestic producers, have combined to reduce heavy oil supply resulting in a dramatic narrowing of heavy oil differentials so far in 2002. Lloyd Blend differentials averaged US$6.89/bbl in January and US$5.71/bbl in February of 2002. It is currently around US$5.00/bbl, resulting in wellhead prices for Baytex of approximately CAN$25.00/bbl. These recent differentials are more in-line with the historical levels, where Lloyd Blend differentials per barrel were below US$5.00 forty-one percent of the time, below US$6.00 sixty percent of the time and below US$7.00 eighty percent of the time in the 16-year period since deregulation. With the Citgo refinery projected to resume operations in April and the expected demand increase due to the commencement of paving season, the outlook for heavy oil is very favourable. Accordingly, Baytex has accelerated its heavy oil drilling program in order to take advantage of the improved economics.

With the asset divestiture program completed, Baytex is projecting its production in 2002 to average 2,800 bbls/d of light oil, 23,500 bbls/d of heavy oil and 72.0 mmcf/d of natural gas. The Company plans to reach these production levels by the end of the first quarter. For 2002, the Company has hedged approximately 60 percent of its projected oil production and 70 percent of its projected gas production through fixed price or financial derivative contracts. Consequently, cash flow for the year is substantially protected against commodity price volatilities. Using the above production levels and pricing assumptions of US$21.50/bbl for WTI oil, US$6.25/bbl for Lloyd Blend differentials, CAN$3.60/mcf for gas field prices, $0.63 for exchange rate and interest rates at current levels, cash flow for 2002 is projected to be $158 million or $3.03 per share. A capital budget of

OGY, representing 96.5 percent of issued and outstanding shares are tendered in response to Baytex's offer to purchase. – **May 30, 2001** Baytex acquires Triumph Energy Corporation as 33.04 million common shares of Triumph, representing 97.2 percent of the issued and outstanding shares, are tendered in response to Baytex's offer to purchase. – **Dec 18, 2001** Baytex announces agreements have been reached on a series of transactions which will

$120 million is planned for the year, with approximately 45 percent to 50 percent allocated to heavy oil activities. The Company's financial position will remain strong through 2002. Nearly two-thirds of the Company's projected year-end total debt would be in the form of 10-year subordinated notes and approximately 90 percent of total debt would be represented by long-term notes. Bank borrowings are expected to account for only five percent of total debt, resulting in excellent financial stability and flexibility for the Company.

Today, Baytex represents a company with great strength and opportunities. It is the purest heavy oil play amongst conventional exploration and production companies in Canada. As seen in the cyclical pattern established since deregulation, heavy oil appears to be back in a normal pricing environment which has been both long-lasting and economically rewarding for low cost producers such as Baytex. The Company also has the best in-house inventory for natural gas exploration and development opportunities in its history. Baytex believes in the benefits of a balanced production mix and the profitable long-term prospects of growing its natural gas production in North America.

On behalf of its Board of Directors, management would like to thank the Company's shareholders for their continued support and its employees for their dedication over the past year. Baytex has a diverse portfolio of debt instruments which translates into excellent stability and flexibility and allows the Company to execute its operating strategies through unfavourable economic cycles. This financial flexibility combined with a diverse portfolio of growth prospects should translate into a very exciting 2002, where we are committed to delivering superior returns to our shareholders.

On behalf of the Board of Directors

Dale O. Shwed

President and Chief Executive Officer

March 18, 2002

provide the Company with total proceeds of $120 million, all of which will be applied against existing bank loans. In addition, interest rate swaps that exchange fixed rate coupon payments to floating rates have the potential, under current interest rates, to realize a $10 million interest savings per annum for Baytex.



Left to right: Bill Krepps, *Manager, Heavy Oil Production*
[illegible] Chong, *Manager, Acquisitions and Corporate Development*

AREAS OF OPERATION

DURING 2001, WE FURTHER FOCUSED OUR OPERATIONS IN OUR MAIN GEOGRAPHICAL REGIONS BY REORGANIZING OUR TECHNICAL STAFF INTO THREE DISTRICTS. THESE DISTRICTS ARE FOCUSED ON TAKING ADVANTAGE OF THE VAST AMOUNT OF TECHNICAL AND OPERATING INFORMATION THAT WE HAVE IN OUR CORE AREAS TO EVALUATE POTENTIAL PROSPECTS IN THESE AREAS, IDENTIFY STRATEGIC ACQUISITIONS IN THE *AREAS AND TO DEVELOP AND OPERATE OUR EXISTING PROPERTIES IN AN EFFICIENT AND* LOW-COST MANNER.


BRITISH COLUMBIA
ALBERTA
SASKATCHEWAN
Northern District
Plains District
Heavy Oil District

HEAVY OIL DISTRICT

Our Heavy Oil District makes up the largest component of Baytex's current production and reserve base. In 2001, Baytex produced 26,533 bbls/d of heavy oil, 368 bbls/d of light oil and 11.5 mmcf/d of natural gas from this district. It includes operations in our main areas at Tangleflags, Lashburn, Carruthers, and Poundmaker in Saskatchewan and Cold Lake in Alberta.

HEAVY OIL DISTRICT

PRODUCTION (Mar 2002)

- 23,500 bbls/d
- 7.5 mmcf/d

UNDEVELOPED LANDHOLDINGS

- 278,002 acres
- 90% average WI

NORTHEAST ALBERTA

Cold Lake
Wolf Lake

NORTHERN SASKATCHEWAN

Buzzard
Greenstreet
Lashburn
Maidstone
Marshall
Tangleflags

SOUTHERN SASKATCHEWAN

Baldwinton
Carruthers
Cutknife
Marsden
Neilburg
Unwin/Epping



T61
T42
R19W3
Baytex Controlled Lands

Our heavy oil operations consist mainly of cold conventional production from the Cummings, Colony, McLaren, Waseca, Sparky and Lloydminster formations. Production focuses on vertical and slant wells using progressive cavity pumping to generate initially large volumes of sand and oil. The removal of sand from the reservoir creates "worm holes" that leads to increased oil production. Production from these wells usually averages between 40 and 100 bbls/d of sour, lower gravity crude ranging from 12 to 18 API. Once production is in the tank, oil is separated from sand and then trucked or pipelined to markets in Canada and the United States for upgrading into a lighter grade of crude or refined into petroleum products.

In 2001, the Company drilled 58 successful heavy oil wells throughout our operating areas in west central Saskatchewan and in our newly acquired area at Cold Lake, Alberta. Heavy oil drilling was curtailed in the latter part of 2001 as oil prices declined significantly and heavy oil differentials remained at their widest levels ever. The Company also reduced spending on regular well maintenance and shut-in approximately 3,000 bbls/d of heavy oil production as a result of the poor economics.

The year 2002 has brought a brighter outlook for our Heavy Oil District. Oil prices have strengthened throughout the first quarter with WTI reaching US$25.00/bbl by mid-March. Heavy oil differentials have also dramatically improved from US$10.00/bbl for Lloyd Blend at Hardisty in the fourth quarter of 2001 to around US$5.00 in March 2002. With the economics for heavy oil improving, the Company has planned for the drilling of 110 heavy oil wells in 2002. This drilling will be focused in our Cold Lake and Tangleflags areas targeting multi-zone conventional heavy oil production. Since the beginning of January, we have also been reactivating the production that had been shut-in during the fourth quarter of last year.

Baytex continues to pursue new heavy oil opportunities and is continually adding to its drilling inventory to underpin future production growth. We are also actively participating in a research and development project for enhanced recovery through our VAPEX pilot project. This vapor extraction process, if successful, could significantly increase the Company's heavy oil production and reserves recovery factors from existing oil pools.

PLAINS DISTRICT

The Plains District is the Company's largest natural gas producing area. Average production in 2001 includes 35.5 mmcf/d of natural gas and 3,721 bbls/d of oil and natural gas liquids. Natural gas production is from several areas across central Alberta, the most significant ones being Bon Accord, Ferrier, Leahurst, O'Chiese and Richdale.The district's current light oil production comes from Sounding Lake, a property acquired in the OGY transaction, and from Bon Accord in central Alberta.

The Plains District realized the largest benefit from our 2001 corporate acquisitions. The acquisition of OGY added significant natural gas development potential in the Richdale and Viking areas. The Richdale area, with its Second White Specks and Lower Mannville gas pools, complements our existing assets at Leahurst/Donalda. Subsequent to this acquisition, the Company drilled 15 successful Second White Specks gas wells in the area. Current production from the Richdale area is in excess of 6.8 mmcf/d. We plan to drill additional Second White Specks wells in the area over the next year as well as several lower Mannville targets.

At Viking, Baytex drilled five successful lower Mannville and Basal Belly River gas wells in 2001 with production increasing to 5.1 mmcf/d currently. In the first quarter of 2002, we conducted a 2D seismic program to evaluate the southern portion of our holdings in the area. The Company holds in excess of 25,000 acres of undeveloped land in the Viking area.

The acquisition of Triumph in May added significant production and development potential in the Ferrier area, where the drilling targets are long life, multi-zone liquids-rich natural gas reserves. Subsequent to the acquisition, the Company drilled seven natural gas wells in this area in 2001. These wells are capable of production from the Cretaceous Ostracod, Ellerslie and Rock Creek formations. Current production from this area includes 10.0 mmcf/d of natural gas and 600 bbls/d of natural gas liquids. In 2002, we plan to drill 10 to 12 development wells in this area.

PLAINS DISTRICT

PRODUCTION (Mar 2002)

- 1,800 bbls/d
- 45.5 mmcf/d

UNDEVELOPED LANDHOLDINGS

- 273,031 acres
- 71% average WI

PLAINS GROUP

Bon Accord
Brazeau River/O'Chiese
Drumheller
Ferrier
Lanaway
Leahurst/Donalda
Mapleglen/Leo
Richdale
Viking/Kinsella
Wimbourne



R5W4
T57
T21

■ Baytex Controlled Lands

We also acquired operations in the O'Chiese area through the Triumph transaction, where the target is natural gas from the Cretaceous Ostracod formation. We drilled two wells in 2001 resulting in one oil well and one natural gas well. To date in 2002, two additional wells have been drilled adding two natural gas wells. Natural gas wells in this area typically result in stabilized production between 1.0 and 2.0 mmcf/d.

We are focused on improving operational efficiencies within the new areas that the Company acquired in 2001. Efforts continue to develop new plays over the District's 273,000 net acres of undeveloped land with particular focus on opportunities within and adjacent to our existing core areas.

NORTHERN DISTRICT

Our Northern District is situated in northwestern Alberta and northeastern B.C. and includes all of the Company's operating areas north of Township 50 and west of the fifth meridian. This area holds Baytex's greatest potential for high impact natural gas exploration success. While the area does not hold a large percentage of the Company's current producing assets, this District has over 840,000 acres of land including 588,800 acres of undeveloped land with an average working interest of 85 percent.

Production from the area in 2001 averaged 23.8 mmcf/d of natural gas and 1,063 bbls/d of light oil. Light oil production in the district comes mainly from the Slave Point and Granite Wash formations in the Red Earth area, where two successful oil wells were drilled in 2001 and one oil well was drilled in the first quarter of 2002.

Natural gas production in the Northern District is produced mainly from the seven gas Bluesky formation in the Goodfish/Lafond and Darwin/Nina areas. Baytex drilled seven gas wells in 2001 and an additional eight gas wells in the first quarter of 2002. We continually evaluate new prospects in these areas which had a low average operating cost of $0.43/mcf in 2001 due to our ownership of an extensive pipeline infrastructure and natural gas processing plants.

Baytex conducts the majority of its high impact exploration activities in the Northern District. At Dawson/Tangent, we drilled two Cretaceous natural gas wells in the first quarter of 2002. These wells are planned to be tied-in and on production early in the second quarter and should add an additional 3.5 mmcf/d of natural gas production to the Company by the end of the second quarter. We are conducting a 2D seismic program in the area to identify additional locations to be drilled in the second half of 2002. Also at Dawson/Tangent, a 3D seismic program is being conducted to identify oil targets in the Slave Point formation. These targets can result in wells that have up to 500,000 bbls of recoverable reserves and produce at rates ranging from 250 bbls/d to 1,000 bbls/d.

Exploration is also continuing on Baytex's lands in the Hamburg/Chinchaga area. In the first quarter of 2002, a natural gas well was drilled at Chinchaga into the Slave Point formation. This well is currently being tested and may result in follow-up locations to be drilled in the latter half of 2002. Wells in this area are capable of producing up to 80 mmcf/d and may have recoverable reserves of over 100 bcf.

The Company holds 53,000 net undeveloped acres at Petitot in northwest Alberta where it is exploring for Slave Point natural gas targets. These wells can yield reserves up to 15 bcf and produce at rates up to 15 mmcf/d. Current plans are to drill our first exploration well in this area during the 2002/2003 winter season.

NORTHERN DISTRICT

PRODUCTION (Mar 2002)

- 1,000 bbls/d
- 22.0 mmcf/d

UNDEVELOPED LANDHOLDINGS

- 588,772 acres
- 85% average WI

NORTHERN GROUP

Dawson
Goodfish/Lafond
Hamburg/Ladyfern
Nina/Gardner
Petitot
Red Earth
West Liege
Woking
Worsley


T123
T83
R1W5

■ Baytex Controlled Lands

LAND

Baytex continued to add to its already significant undeveloped land base in 2001. As a result of corporate acquisitions, focused Crown and freehold acquisition programs, as well as farmin and other arrangements, Baytex's undeveloped land holdings grew by 298,723 gross (197,994 net) acres to 1,385,492 gross (1,139,805 net) acres, representing a 27 percent increase over year-end 2000. The Company's average working interest remains very high at 82 percent.

The Company spent $6.6 million at Crown land sales in 2001 to acquire 85,520 net acres. Through strategic freehold leasing programs, Baytex secured another 82,643 net acres at a cost of $888,000. Approximately 80 percent of acreage growth in 2001 was achieved through selective acquisitions, with the remaining 20 percent attributable to those acquired through corporate acquisitions.

Charter Land Services Ltd. has provided an independent evaluation of Baytex's undeveloped acreage as at December 31, 2001 and has attributed a replacement cost value of $89.5 million to our holdings, which represents a 30 percent increase from the year-end 2000 evaluation of $68.9 million.

The following table summarizes the undeveloped acreage owned by Baytex as of December 31, 2001. Undeveloped acreage means acreage on which we do not have a productive well and includes exploratory acreage.

Undeveloped Land Summary

	2001			2000		
(acres)	**Gross**	**Net**	**Average Interest**	Gross	Net	Average Interest
Northern District	**689,458**	**588,772**	**85%**	697,307	595,287	85%
Plains District	**385,585**	**273,031**	**71%**	219,930	181,367	82%
Heavy Oil District	**310,449**	**278,002**	**90%**	169,532	165,157	97%
Total	**1,385,492**	**1,139,805**	**82%**	1,086,769	941,811	87%
Value		***$89.5 million***			*$ 68.9 million*	

DRILLING ACTIVITY

The number of exploratory and development wells drilled by Baytex in 2001 and 2000 are summarized below:

	Exploratory		Development		Total	
	Gross	Net	Gross	Net	Gross	Net
2001						
Crude oil	**1**	**1**	**62**	**57.2**	**63**	**58.2**
Natural gas	**7**	**5**	**74**	**65.3**	**81**	**70.3**
Service	**–**	**–**	**3**	**2.4**	**3**	**2.4**
Dry and abandoned	**8**	**7.3**	**24**	**21.4**	**32**	**28.7**
Total	**16**	**13.3**	**163**	**146.3**	**179**	**159.6**
Success rate (%)	**50**	**45**	**85**	**85**	**82**	**82**
Average working interest (%)		**83**		**90**		**89**
2000						
Crude oil	18	18.0	249	245.9	267	263.9
Natural gas	7	7.0	21	17.3	28	24.3
Service	–	–	4	4.0	4	4.0
Dry and abandoned	11	9.4	12	11.0	23	20.4
Total	36	34.4	286	278.2	322	312.6
Success rate (%)	69	73	96	96	93	93
Average working interest (%)		96		97		97

OIL AND GAS RESERVES

Outtrim Szabo Associates Ltd., independent oil and gas reservoir engineers, prepared a report evaluating our crude oil and natural gas reserves as of December 31, 2001. In connection with their review, Baytex provided Outtrim with land data, well information, geological information, reservoir studies, estimates of onstream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Outtrim also obtained other engineering, geological or economic data from public records, other operators and their non-confidential files.

Oil and Gas Reserves

December 31, 2001	Reserves (before royalties)		Present worth of reserves discounted at		
	Oil & Liquids	Gas	0%	10%	15%
	(mbbls)	(mmcf)	($ thousands)		
Proved developed					
Producing	31,944	91,605	614,388	449,891	401,249
Non-producing	39,261	30,731	482,586	245,118	193,958
Proved undeveloped	39,016	12,317	432,036	233,031	182,098
Total proved	110,221	134,653	1,529,010	928,040	777,305
Probable	52,334	42,767	730,326	354,567	270,938
Total proved and probable	162,555	177,420	2,259,336	1,282,607	1,048,243

Pricing Assumptions

	WTI at Cushing, Oklahoma	Light oil at Edmonton	Baytex Heavy oil	Alberta spot gas price
	(US$/bbl)	(CAN$/bbl)	(CAN$/bbl)	(CAN$/mcf)
2002	20.50	31.13	17.56	4.12
2003	20.81	31.09	19.10	4.39
2004	21.12	31.05	20.58	4.43
2005	21.44	31.02	21.54	4.42
2006	21.76	31.48	22.01	4.47

Reserve Reconciliation

	Crude oil and NGLs (mbbls)			Natural gas (mmcf)		
	Proved	*Probable*	*Total*	Proved	Probable	Total
December 31, 1999	56,420	37,055	93,475	103,947	47,604	151,551
Discoveries and extensions	17,684	2,108	19,792	9,727	3,074	12,801
Acquisitions	37,700	10,905	48,605	10,767	–	10,767
Dispositions	(213)	(109)	(322)	(3,735)	(4,650)	(8,385)
Revisions of prior estimates	2,256	(1,921)	335	(1,556)	(15,826)	(17,382)
Production	(8,825)	–	(8,825)	(21,102)	–	(21,102)
December 31, 2000	105,022	48,038	153,060	98,048	30,202	128,250
Discoveries and extensions	11,049	4,054	15,103	19,705	3,421	23,126
Acquisitions	12,832	7,241	20,073	61,162	18,050	79,212
Dispositions	(7,593)	(5,809)	(13,402)	(6,527)	(1,725)	(8,252)
Revisions of prior estimates	477	(1,190)	(713)	(11,887)	(7,181)	(19,068)
Production	(11,566)	–	(11,566)	(25,848)	–	(25,848)
December 31, 2001	110,221	52,334	162,555	134,653	42,767	177,420

Reserve Life Index

December 31, 2001	Q4 – 2001 production	Total proved	Proved and probable
Crude oil and NGLs (bbls/d)	30,336	10.0	14.7
Natural gas (mmcf/d)	75.9	4.9	6.4
Oil equivalent (boe/d)	42,990	8.5	12.2

Net Asset Value

December 31, 2001 (thousands)	DCF 10%	DCF 15%
Established (proved plus 50 percent probable) reserves	$ 1,105,324	$ 912,774
Undeveloped land	89,519	89,519
Long-term debt and working capital	(425,956)	(425,956)
Stock option proceeds	27,657	27,657
Net asset value	$ 796,544	$ 603,994
Diluted shares outstanding	56,476	56,476
Net asset value per diluted share	$ 14.10	$ 10.70

Notes:

(1) Working capital excludes $46.9 million of properties held for sale, classified as current assets as at December 31, 2001, which *sales were completed in the first quarter of 2002.*

(2) The Company had approximately $525 million in available future tax deductions as at December 31, 2001, which value is not included in the above net asset value calculation.

Investment Efficiency

Baytex's capital program for 2001 totaled $376.1 million and included the acquisition of Triumph Energy Corporation for $170.5 million, the acquisition of OGY Petroleums Ltd. for $78.6 million and two acquisitions of heavy oil properties for a combined $40.5 million. During the fourth quarter, $52.6 million of light oil and heavy oil property dispositions were completed. The Company's exploration and development program for the year totaled $136.1 million. Baytex's 2001 finding and development costs were higher than its historical levels as the 2001 capital program was dedicated to the additions of natural gas and light oil reserves. Specifically, this program added 68.7 bcf of established gas reserves, equivalent to 61 percent of the gas reserves at year-end 2000. The recycle ratios of the Company were negatively affected by a prolonged period of wide heavy oil differentials which significantly impaired corporate cash flow. This is most evident in 2001 as heavy oil accounted for 61 percent of total production and differentials were the widest on record. Baytex is confident that as heavy oil differentials recover to normal levels, the long-term economics and benefits of its asset base will be fully realized.

The efficiency of the Company's capital program for the year 2001 and the three-year period from 1999 to 2001 is summarized as follows:

	2001	1999-2001 3-year average
Capital expenditures (thousands)	**$ 376,085**	$ 278,418
Finding and development ($/boe)		
Proved	**13.84**	8.71
Proved + 1/2 probable	**12.38**	7.76
Proved + probable	**11.21**	7.01
Cash flow netbacks ($/boe)	**9.07**	10.26
Reserve recycle ratio		
Proved	**0.7**	1.2
Proved + 1/2 probable	**0.7**	1.3
Proved + probable	**0.8**	1.5
Reserve replacement ratio		
Proved	**1.7**	2.7
Proved + 1/2 probable	**1.9**	3.0
Proved + probable	**2.1**	3.4

CRUDE OIL

World crude oil prices remained very buoyant in 2001, despite the economic slowdown after September 11. Benchmark WTI crude oil prices averaged US$25.90/bbl in 2001, down from US$30.20 in 2000, but still significantly higher than the 10-year average of US$20.70. Prices hovered around US$28.00/bbl for the January to September 2001 period, but fourth quarter prices fell into the US$20.00 range as reduced air travel and industrial activities caused demand to plummet.

OPEC cooperation was the primary reason for strong prices in 2001. OPEC has been successful in maintaining prices within their preferred range through supply constraints. This effort was supplemented in late 2001 when non-OPEC producers Russia, Mexico, and Norway agreed to reduce exports to bring supplies in line with demand.

Baytex's conventional crude oil and natural gas liquids prices averaged $33.65/bbl in 2001, down from $40.23 in 2000. This reduction was reflective of world crude oil prices.

Heavy oil prices did not enjoy the benefit of strong world prices as the differential between light and heavy crude oil prices was the widest since price deregulation in 1985. The differential between WTI and Lloyd Blend prices averaged US$10.69/bbl in 2001 (42 percent of WTI), up from US$8.21/bbl in 2000 (27 percent of WTI), and significantly higher than the 16-year average of US$5.83 (29 percent of WTI) since deregulation. Production cutbacks have aided heavy oil prices as producing countries remove their lowest margin barrels from the market, thus tightening the differential.

Canadian heavy oil prices were dramatically impacted by refinery problems in 2001. The Citgo refinery near Lemont, Illinois experienced a fire in its main crude processing unit in August, thus reducing demand for Canadian heavy and sour crudes by over 100,000 bbls/d. The fall in demand forced heavy oil volumes into alternate markets and widened differentials substantially. The refinery has been processing some Canadian heavy oil in a reconfigured mode while repairs are being conducted, and is scheduled to return to normal operations in April 2002. Differentials in the first quarter of 2002 averaged US$6.00/bbl and are expected to fall further as seasonal increase in asphalt demand and reduced supplies serve to tighten the market.

Baytex's heavy oil prices averaged $16.69/bbl in 2001 compared to $26.54 in 2000. Increased heavy oil differentials and lower world prices contributed to the drop.

NATURAL GAS

Natural gas prices were very strong in 2001, particularly in the first half as demand for gas-fired electricity pushed prices up to unprecedented levels. Gas prices in the United States, represented by the NYMEX futures contract, averaged US$4.38/mcf in 2001, up from US$3.91 in 2000. Prices retreated in the latter part of the year as reduced industrial demand, coupled with warmer than usual winter weather across North America, left storage above historical levels. Canadian gas prices are closely linked to US prices as recent additions to export capacity have allowed Canadian gas to compete in US markets.

Baytex received an average of $4.42/mcf for 2001 gas sales, up from $4.01 in 2000.

ENVIRONMENT AND SAFETY

Protection of the environment is one of the key operating goals of Baytex. Senior management is actively involved in the effort to ensure continual improvement and cooperation throughout the Company. Our operational planning accommodates the increased lead time and costs associated with satisfying environmental concerns.

Baytex's environmental operating standards are based on pertinent provincial and federal regulations and guidelines to ensure due diligence and proper documentation of all facets of environmental operations. These standards are, at a minimum, as stringent as current regulatory standards and, in many instances, exceed them. Regulatory changes are monitored so new requirements can be integrated into operations as soon as changes occur.

Employees receive necessary training to meet environmental operating standards. Reporting and information management systems ensure that appropriate personnel are informed of environmental issues and can respond efficiently.

Baytex has a continuing program of site abandonment, clean up and restoration which eliminates potential environmental problems in a timely manner. Environmental compliance of operating facilities is monitored regularly. Liability assessments of acquisitions and divestitures ensure that any environmental costs are properly assessed. Baytex makes adequate provisions in the financial statements for these costs.

In all areas of our activities, the Company strives to operate safely with sensitivity to the environment and the needs of local residents and employees.



The following discussion and analysis should be read in conjunction with the Company's audited consolidated financial statements for the fiscal years ended December 31, 2001 and 2000. Per barrel of oil equivalent ("boe") amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil.

OVERVIEW

Baytex completed a number of significant transactions in 2001 that have enhanced the long-term prospects of the Company. These transactions include:

- In February 2001, we completed an offering of 10-year US$150 million, 10.5 percent senior subordinated notes.This financing created substantial additional credit capacity for the Company and improved the long-term stability of our capital structure.
- In May 2001, we acquired OGY Petroleums Ltd. for a total consideration of $78.6 million consisting of 1.2 million Baytex shares, $53.8 million cash and the assumption of $10.8 million of debt.
- In June 2001, we acquired Triumph Energy Corporation for a total consideration of $170.5 million consisting of 4.9 million Baytex shares, $93.6 million cash and the assumption of $22.8 million of debt.
- In the second quarter of 2001, we completed two acquisitions of heavy oil properties for a combined $40.5 million.

Production

The Company's average production for fiscal 2001 increased by 29 percent to 43,488 boe/d from 33,721 boe/d for fiscal 2000.

Light oil production increased 25 percent to 5,152 bbls/d during 2001 from 4,107 bbls/d in 2000. The increase was due to the acquisitions of OGY and Triumph in the second quarter of 2001.

REVENUE
($millions)


360
270
180
90
0
97 98 99 00 01

PRODUCTION
(boe/d)


48,000
36,000
24,000
12,000
0
97 98 99 00 01

NET CAPITAL EXPENDITURES
($millions)


400
300
200
100
0
97 98 99 00 01

Heavy oil production during 2001 increased by 33 percent to 26,533 bbls/d from 20,005 bbls/d during fiscal 2000 due to the Company's successful development drilling program and property acquisitions that were completed in the second quarter of 2001.

Overall natural gas production for 2001 increased by 23 percent to 70.8 mmcf/d compared to 57.7 mmcf/d for the prior year due to the OGY and Triumph acquisitions and a successful drilling program in our Northern and Plains Districts.

Production by Area

	Conventional Oil and NGLs (bbls/d)	Heavy Oil (bbls/d)	Natural Gas (mmcf/d)	Barrels of Oil Equivalent (boe/d)
2001				
Heavy Oil District	**368**	**26,533**	**11.5**	**28,813**
Plains District	**3,721**	**–**	**35.5**	**9,192**
Northern District	**1,063**	**–**	**23.8**	**5,483**
Total Production	**5,152**	**26,533**	**70.8**	**43,488**
2000				
Heavy Oil District	348	20,005	8.8	21,814
Plains District	1,985	–	22.4	5,721
Northern District	1,774	–	26.5	6,186
Total Production	4,107	20,005	57.7	33,721

REVENUE

Petroleum and natural gas sales for 2001 increased by 15 percent to $329.7 million from $286.2 million for fiscal 2000. Benchmark WTI crude oil averaged US$25.90/bbl for 2001, representing a 14 percent decrease over the US$30.20 for 2000. Heavy oil differentials increased from 2000 with Baytex's heavy oil receiving 43 percent of the Canadian par crude price during fiscal 2001 compared to 60 percent in 2000. Natural gas prices were 10 percent higher in 2001 averaging $4.42/mcf compared to $4.01 during fiscal 2000. This increase was the result of record high prices in the first quarter of 2001. Overall, after accounting for losses from financial derivative contracts, Baytex averaged $20.77/boe for 2001 production, a 10 percent decrease from $23.19 received in the prior year.

CASH FLOW NETBACKS
($/boe)


16.00
12.00
8.00
4.00
0.00
97
98
99
00
01

CASH FLOW PER SHARE
($/share)


4.00
3.00
2.00
1.00
0.00
97
98
99
00
01

Gross Revenue Analysis

	2001		2000	
	$000s	**$/Unit**	$000s	$/Unit
Oil revenue (barrels)				
Light oil	**63,288**	**33.65**	60,475	40.23
Heavy oil	**161,681**	**16.69**	194,328	26.54
Derivative contract loss	**(9,513)**	**(0.82)**	(53,177)	(6.03)
Total oil revenue	**215,456**	**18.63**	201,626	22.85
Natural gas revenue (mcf)	**114,244**	**4.42**	84,600	4.01
Total revenue (boe @ 6:1)	**329,700**	**20.77**	286,226	23.19

ROYALTIES

Total royalties increased 15 percent to $57.8 million for fiscal 2001 from $50.4 million for the prior year due to higher overall sales revenue. The average royalty rate for 2001 was 17.0 percent of sales compared to 14.9 percent of sales for fiscal 2000. In 2001, royalties were 19.1 percent of sales for light oil (2000 – 18.7 percent), 10.6 percent for heavy oil (2000 – 10.2 percent) and 25.1 percent for natural gas (2000 – 22.9 percent).

OPERATING EXPENSES

Operating expenses for 2001 increased 55 percent to $83.4 million from $53.8 million during the previous year. This increase is attributable to an increase in overall production as well as increased costs of operations due to inflation brought on by high industry activity levels. For 2001, operating expenses by product were higher than the prior year at $6.82/bbl of light oil, $5.59/bbl of heavy oil and $0.64/mcf of natural gas. In comparison, operating expenses by product for 2000 were $5.29/bbl of light oil, $4.91/bbl of heavy oil and $0.47/mcf of natural gas. Overall operating expenses increased 21 percent to $5.26/boe during 2001 from $4.36 for 2000.

Operating Netbacks

	Conventional oil & NGLs ($/bbl)		Heavy Oil ($/bbl)		Total Oil & NGLs ($/bbl)		Natural Gas ($/mcf)		Oil Equivalent ($/boe)	
	2001	2000	**2001**	2000	**2001**	2000	**2001**	2000	**2001**	2000
Sales price	**33.65**	40.23	**16.69**	26.54	**19.45**	28.87	**4.42**	4.01	**21.37**	27.50
Royalties	**(6.44)**	(7.51)	**(1.77)**	(2.71)	**(2.53)**	(3.53)	**(1.11)**	(0.91)	**(3.64)**	(4.09)
Operating costs	**(6.82)**	(5.29)	**(5.59)**	(4.91)	**(5.79)**	(4.97)	**(0.64)**	(0.47)	**(5.26)**	(4.36)
Net revenue	**20.39**	27.43	**9.33**	18.92	**11.13**	20.37	**2.67**	2.63	**12.47**	19.05

Note: Sales prices in this table are before the loss/gain recognized on financial derivative contracts.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses, after capitalization, increased to $5.3 million for 2001 compared to $4.3 million for 2000 as a result of the increase in the size of the Company's operations. On a per unit of production basis, these expenses decreased during 2001 to $0.33/boe from $0.35 in 2000. In accordance with the full cost accounting policy, $5.3 million of expenses relating to exploration and development activities were capitalized in 2001 compared to $4.3 million in 2000.

General and Administrative Expenses

($ thousands)	2001	2000
Gross expense	**16,504**	14,660
Operator's recoveries	**(5,980)**	(5,998)
Subtotal	**10,524**	8,662
Capitalized expense	**(5,262)**	(4,331)
Net expense	**5,262**	4,331

INTEREST EXPENSE

Interest expense on long-term debt increased to $33.9 million for the year ended December 31, 2001 from $13.8 million for last year. This increase is due to additional debt incurred primarily for acquisition purposes. Also, in February 2001, the Company issued the 10.5 percent US$150 million senior subordinated notes. Average month-end long-term debt was $388.8 million for 2001 compared to $182.5 million for 2000.

DEPLETION, DEPRECIATION AND AMORTIZATION

Depletion, depreciation and amortization prior to the ceiling test considerations increased to $132.9 million for 2001 compared to $84.6 million for 2000. This increase is due to the increase in production and the acquisitions of OGY and Triumph, for which ascribed book values were increased by the estimated future tax liability associated with the excess of book value over the tax value of these assets. On a unit of production basis, the provision for 2001 was $8.37/boe compared to $6.85 for last year.

Beginning in fiscal 2001, oil and gas companies in Canada using the full cost method of accounting are required to perform a ceiling test on their book value at the end of each fiscal quarter using product prices at the end of the reporting period. Based on the extremely wide heavy oil differentials at year-end 2001, Baytex incurred a $131.3 million ceiling test write-down (net of $103.2 million of future income taxes). The arbitrary nature of the ceiling test is particularly punitive to Baytex due to the high component of heavy oil in its reserves. The write-down is the result of a temporary and severe drop in heavy oil price at year-end, as no write-down was required at the end of each of the first three quarters in 2001 and also no write-down would have been required had the ceiling test been conducted with January 2002 prices. Furthermore, this write-down is a non-cash charge to the net book value of the Company's oil and gas assets. It does not reflect the fair value of these assets and has no significant impact on Baytex's capital structure nor its debt covenant requirements. It will improve future earnings for the Company as depletion and depreciation rates are reduced.

SITE RESTORATION COSTS

Site restoration costs for 2001 increased to $3.9 million from $3.4 million last year due to higher production. On a unit of production basis, the provision for 2001 was $0.22/boe compared to $0.25 for the previous year.

INCOME TAXES

Current tax expenses were $7.1 million for 2001 compared to $8.5 million in 2000. The current tax expenses are comprised of $6.1 million of Saskatchewan Capital Tax and $1.0 million of Large Corporation Tax, compared to $7.0 million and $1.5 million, respectively, for the prior year. Saskatchewan Capital Tax declined as a result of lower commodity prices and the Large Corporation Tax decrease results from a reduction in the Company's year-end taxable capital due to the ceiling test write-down.

The 2001 provision for future income taxes, prior to ceiling test considerations, was $2.6 million compared to $23.5 million in 2000. This reduction was the result of lower corporate earnings in 2001 due to a decline in commodity prices. Future income taxes for 2001 also included a $103.2 million recovery associated with the ceiling test write-down.

Canadian Tax Pools

($ thousands)	December 31, 2001
Cumulative Canadian Exploration Expense	120,000
Cumulative Canadian Development Expense	138,000
Cumulative Canadian Oil and Gas Property Expense	72,000
Undepreciated Capital Cost	167,000
Other available deductions	28,000
Total tax pools	525,000

CASH FLOW FROM OPERATIONS

Cash flow from operations for the year ended December 31, 2001 decreased seven percent to $144.1 million from $155.3 million for the previous year, as a result of lower field netbacks and a higher interest expense. Field netbacks were lower than the prior year due to lower oil prices and higher unit operating expenses. On a barrel of oil equivalent basis, cash flow netbacks were $9.07 for 2001 compared to $12.58 for 2000.

Cash Flow Netbacks

	2001		2000	
	$/boe	**Percent**	$/boe	Percent
Production revenue	**21.37**	**100**	27.50	100
Derivative contract loss	**(0.60)**	**(3)**	(4.31)	(16)
Net royalties	**(3.64)**	**(17)**	(4.09)	(15)
Operating expenses	**(5.26)**	**(25)**	(4.36)	(16)
Field netbacks	**11.87**	**55**	14.74	53
General and administrative expenses	**(0.33)**	**(1)**	(0.35)	(1)
Interest expense	**(2.02)**	**(9)**	(1.12)	(4)
Current income taxes	**(0.45)**	**(2)**	(0.69)	(2)
Cash flow netbacks	**9.07**	**43**	12.58	46

CAPITAL EXPENDITURES

Overall net capital expenditures decreased two percent from $384.9 million in 2000 to $376.1 million in 2001. The increase in gross spending during 2001 as a result of the acquisition of OGY and Triumph was offset by a fourth quarter disposition program which resulted in $52 million of dispositions closing prior to December 31, 2001. Total exploration and development expenditures decreased to $136.1 million for 2001 compared to $170.8 million for 2000 as a result of reduced development spending on heavy oil projects.

Capital Expenditures

($ thousands)	2001	2000
Land	**11,494**	18,481
Seismic	**7,242**	9,186
Drilling and completions	**71,928**	94,069
Equipment	**37,438**	42,999
Other	**8,019**	6,052
Total exploration and development	**136,121**	170,787
Corporate acquisitions	**249,152**	221,754
Property acquisitions	**53,394**	1,869
Dispositions	**(62,582)**	(9,553)
Net capital expenditures	**376,085**	384,857

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, total net debt (including working capital) was $379.1 million compared to $256.3 million at December 31, 2000. This increase during the year was the result of the addition of the US$150 million senior subordinated notes that were used primarily to finance the acquisitions of OGY and Triumph.

The Company's debt structure consists of three main components. The first component is the Company's bank facilities, which at December 31, 2001 had a total commitment of $110 million, of which $73.8 million was drawn. This commitment is set by the banking syndicate based on their assigned value of the Company's petroleum and natural gas reserves through periodic reviews. The bank facilities were revised to $85 million in February 2002 after the completion of the asset divestiture program.

The second component is the US$57 million senior secured notes due in November 2004. These notes are governed by certain financial covenants measured at the end of each fiscal quarter. These covenants were met throughout 2001. The principal covenants are: (i) consolidated tangible net worth not to be less than $200 million, excluding accounting ceiling test write-down (such net worth was $488.2 million as at December 31, 2001); (ii) consolidated total debt not to exceed 300 percent of consolidated cash flow (such ratio was 207 percent as at December 31, 2001); and (iii) consolidated cash flow not to be less than 400 percent of consolidated interest expense (such ratio was 567 percent as at December 31, 2001).

The final component is the US$150 million senior subordinated notes. These notes were issued in February 2001 and have a 10-year term. The notes bear interest at 10.5 percent payable semi-annually, are unsecured and have no significant financial covenant maintenance requirements.

In December 2001, the Company entered into interest rate swap contracts that converted the fixed interest rates on both the senior secured notes and the senior subordinated notes to floating terms. The interest rate for the senior secured notes, as a result of this transaction, is now set quarterly at the three-month LIBOR rate plus 2.71 percent until the maturity of the notes. The interest rate for the senior subordinated notes is now set quarterly at the three-month LIBOR rate plus 5.40 percent until February 15, 2006.

Baytex believes that cash flow generated from its operations, together with existing bank facilities, will be sufficient to finance current operations and planned capital expenditures for 2002. The timing of most of the Company's capital expenditures is discretionary and there are no material long-term capital commitments.

RISK MANAGEMENT

The exploration for and the development, production and marketing of oil and natural gas involves a wide range of business and financial risks, some of which are beyond the Company's control. Included in these risks are the uncertainty of finding new reserves, the fluctuations of commodity prices, interest rates and foreign exchange rates, and the possibility of changes to royalty, tax and environmental regulations. The petroleum industry is highly competitive and Baytex competes with a number of other companies, many of which have greater financial and personnel resources.

The business risks facing Baytex are mitigated in a number of ways. Geological, geophysical, engineering, environmental and economic analyses are performed on new exploration prospects and potential acquisitions to ensure acceptable rates of return. Baytex's ability to increase its production, revenue and cash flow depends on its success in acquiring, exploring for and developing new reserves and production and managing these assets in a cost efficient manner.

The Company's financial results can be significantly affected by the prices received for oil and natural gas production as commodity prices fluctuate in response to changing market forces. This pricing volatility is expected to continue. As a result, Baytex has a risk management program that fixes the prices of oil and natural gas on a percentage of the total expected production volume. The objective is to lock in prices on a portion of the Company's future production to decrease exposure to market volatility and ensure the Company's ability to finance its growth. The use of derivative instruments is governed under formal policies and subject to limits established by the Board of Directors. Derivative instruments are not used for speculative or trading purposes. The Company recognizes realized gains or losses on financial derivative contracts as oil and natural gas production revenue when the associated production occurs.

Baytex's financial results are also impacted by fluctuations in the exchange rate between the Canadian dollar and the US dollar. Crude oil and, to some extent, natural gas prices are based on reference prices denominated in US dollars, while the majority of expenses are denominated in Canadian dollars. Baytex manages its exposure to this market risk by partially balancing US dollar denominated revenue with US dollar denominated debt.

Baytex is exposed to changes in interest rates as the Company's banking facilities are based on the lenders' prime lending rate and short-term bankers' acceptance rates. In December 2001, the Company entered into interest rate swap contracts converting the fixed rate on the US denominated term notes to a floating rate reset quarterly based on the three-month LIBOR rate. There is no plan at this time to fix the rate on any of Baytex's long-term borrowings.

The Company's current position with respect to its financial instruments is detailed in Note 11 of the Consolidated Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

The Accounting Standards Board of the Canadian Institute of Chartered Accountants ("CICA") has approved Handbook section 3062 "Goodwill and Other Intangible Assets". Section 3062, effective January 1, 2002, establishes new standards for goodwill acquired in a business combination which eliminates amortization of goodwill and instead sets forth methods to periodically evaluate goodwill for impairment. Baytex did not record goodwill on any of its past business combinations. The new standards may have an impact on future business combinations.

The Accounting Standards Board of the CICA has approved Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". Section 3870, effective January 1, 2002, establishes new standards for stock-based compensation including the accounting related to the Company's Stock Option Plan. The Company does not believe the adoption of this section will have a material impact on its financial statements.

Effective January 1, 2002, Baytex will adopt the requirements of the amended Handbook section 1650 "Foreign Currency Translation". The amended section eliminates the practice to defer and amortize foreign exchange gains and losses on long-term monetary items. All foreign exchange gains and losses on long-term monetary items will be recognized in earnings as they occur. At December 31, 2001, Baytex had deferred approximately $13.7 million of foreign exchange loss.

The CICA's Emerging Issues Committee has issued Abstract 122 "Balance Sheet Classification of Callable Debt Obligations and Debt Obligations to be Refinanced". The Abstract is effective January 1, 2002 and includes guidance on the classification of borrowings made under 364-day revolving credit facilities where the entire amount would be classified as a current liability if the lender retains the right to demand repayment. At December 31, 2001, Baytex had $73.8 million borrowed under this type of arrangement, and was included as long-term debt but under the new standard would be classified as current liability.

MANAGEMENT'S REPORT

Management, in accordance with Canadian generally accepted accounting principles, has prepared the accompanying consolidated financial statements of Baytex Energy Ltd. Financial and operating information presented throughout this Annual Report is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity of the financial information. Internal control systems are designed and maintained to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

Deloitte & Touche LLP, were appointed by the Company's shareholders to perform an examination of the corporate and accounting records so as to express an opinion on the consolidated financial statements. Their examination included a review and evaluation of Baytex's internal control systems and included such tests and procedures, as they considered necessary, to provide reasonable assurance that the consolidated financial statements are presented fairly in accordance with Canadian generally accepted accounting principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility with the assistance of the Audit Committee. The Committee meets with management and the independent auditors to ensure that management's responsibilities are properly discharged, to review the consolidated financial statements and recommend that the consolidated financial statements be presented to the Board of Directors for approval.

Raymond T. Chan, CA
Senior Vice-President and Chief Financial Officer

John G. Leach, CA
Vice-President, Finance and Administration

March 1, 2002

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Baytex Energy Ltd.:

We have audited the consolidated balance sheets of Baytex Energy Ltd. as at December 31, 2001 and 2000 and the consolidated statements of operations and retained earnings (deficit) and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

On March 1, 2002, we reported separately to the board of directors and shareholders of Baytex Energy Ltd. on the consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles but which included Note 14, United States Accounting Principles and Reporting and Note 15, Condensed Consolidating Financial Information.

Deloitte & Touche LLP

Calgary, Alberta
March 1, 2002

Chartered Accountants

CONSOLIDATED BALANCE SHEETS

As at December 31 (thousands)	2001	2000
ASSETS		
Current assets		
Accounts receivable	**$ 44,300**	$ 38,400
Properties held for sale (note 13)	**46,895**	–
	91,195	38,400
Deferred financing charges	**8,674**	583
Unrealized foreign exchange loss	**13,698**	–
Petroleum and natural gas properties (note 3)	**867,177**	791,014
	$ 980,744	$ 829,997
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	**$ 64,334**	$ 80,774
Current portion of long-term debt	**2,000**	–
	66,334	80,774
Long-term debt (note 4)	**403,922**	213,883
Deferred revenue (note 5)	**18,694**	–
Unrealized foreign exchange gain	**–**	1,655
Provision for future site restoration costs	**20,541**	15,918
Future income taxes (note 8)	**152,473**	138,445
	661,964	450,675
SHAREHOLDERS' EQUITY		
Share capital (note 6)	**394,734**	326,767
Retained earnings (deficit)	**(75,954)**	52,555
	318,780	379,322
	$ 980,744	$ 829,997

See accompanying notes to the consolidated financial statements.

On behalf of the Board

John A. Brussa
Director

W. A. Blake Cassidy
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

Years Ended December 31 (thousands, except per share data)	2001	2000
Revenue		
Petroleum and natural gas sales	**$ 329,700**	$ 286,226
Royalties	**(57,805)**	(50,426)
	271,895	235,800
Expenses		
Operating	**83,439**	53,815
General and administrative	**5,262**	4,331
Interest on long-term debt	**33,850**	13,825
Depletion, depreciation and amortization (note 3)	**367,384**	84,602
Site restoration costs	**3,912**	3,430
	493,847	160,003
Income (loss) before income taxes	**(221,952)**	75,797
Income taxes (recovery) (note 8)		
Current	**7,128**	8,503
Future	**(100,571)**	23,506
	(93,443)	32,009
Net income (loss)	**(128,509)**	43,788
Retained earnings, beginning of year	**52,555**	19,838
Accounting policy change (note 8)	**-**	(11,071)
Retained earnings (deficit), end of year	**$ (75,954)**	$ 52,555
Net income (loss) per common share (note 7)		
Basic	**$ (2.60)**	$ 1.04
Diluted	**$ (2.60)**	$ 1.01

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31 (thousands, except per share data)	2001	2000
Cash provided by (used in):		
Operating activities		
Net income (loss)	$ (128,509)	$ 43,788
Items not affecting cash:		
Amortization of deferred charges	1,854	–
Site restoration costs	3,912	3,430
Depletion, depreciation and amortization (note 3)	367,384	84,602
Future income taxes (recovery)	(100,571)	23,506
Cash flow from operations	144,070	155,326
Change in non-cash working capital (note 9)	5,682	512
Deferred revenue (note 5)	18,694	–
	168,446	155,838
Financing activities		
Issue of senior subordinated term notes	227,895	–
Increase (decrease) in bank loan	(90,474)	43,825
Increase in deferred financing charges	(9,037)	–
Repurchase of common shares (note 6)	(860)	–
Issue of common shares	1,444	3,383
	128,968	47,208
Investing activities		
Corporate acquisitions (note 2)	(249,152)	(221,754)
Items not affecting cash		
Shares issued on acquisition	68,104	112,958
Assumption of long-term debt	36,356	50,433
Assumption of working capital (surplus) deficiency	(2,734)	13,604
	(147,426)	(44,759)
Petroleum and natural gas property expenditures	(189,515)	(172,656)
Disposal of petroleum and natural gas properties	62,582	9,553
Increase (decrease) in materials and supplies	232	(3,195)
Properties held for sale (note 13)	46,895	–
Change in non-cash working capital (note 9)	(70,182)	8,011
	(297,414)	(203,046)
Change in cash during the year	–	–
Cash, beginning of year	–	–
Cash, end of year	$ –	$ –
Cash flow from operations per common share (note 7)		
Basic	$ 2.91	$ 3.68
Diluted	$ 2.87	$ 3.58

See accompanying notes to the consolidated financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles within the framework of the accounting policies summarized below:

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries from the respective dates of acquisition of the subsidiary companies. Inter-company transactions and balances are eliminated upon consolidation.

Measurement uncertainty

Amounts recorded for depreciation, depletion and amortization and amounts used for ceiling test calculations are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. The Company's reserve estimates are evaluated annually by an independent engineering firm. By their nature, these estimates of reserves and the related future cash flows are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

Petroleum and natural gas operations

The Company follows the full cost method of accounting whereby all costs relating to the exploration for and development of petroleum and natural gas reserves are capitalized in one Canadian cost centre and charged against income, as set out below. Such costs include land acquisition, drilling of productive and non-productive wells, geological and geophysical, production facilities, carrying costs directly related to unproved properties and corporate expenses directly related to acquisition, exploration and development activities and do not include any costs related to production or general overhead expenses. These costs along with estimated future costs based on current costs which are to be incurred in developing proved reserves, are depleted and depreciated on a unit of production basis using estimated gross proved petroleum and natural gas reserves as evaluated by independent engineers. For purposes of this calculation, petroleum and natural gas reserves are converted to a common unit of measurement on the basis of their relative energy content where six thousand cubic feet of gas equates to one barrel of oil. Costs of acquiring and evaluating unproved properties are excluded from costs subject to depletion and depreciation until it is determined whether proved reserves are attributable to the properties or impairment occurs.

Gains or losses on sales of properties are recognized only when crediting the proceeds to costs would result in a change of 20 percent or more in the depletion rate.

The net amount at which petroleum and natural gas properties are carried is subject to a cost recovery test (the "ceiling test"). Under this test, an estimate is made of the ultimate recoverable amount from future net revenues using proved reserves and period-end prices, plus the net costs of major development projects and unproved properties, less future removal and site restoration costs, overhead, financing costs and income taxes. If the net carrying costs exceed the ultimate recoverable amount, additional depletion and depreciation is provided.

Provision for future site restoration costs

Estimates are made of the future site restoration costs relating to the Company's petroleum and natural gas properties at the end of their economic life, based on year-end values, in accordance with current legislative requirements and industry practice. Annual charges are provided for on a unit of production method. Actual expenditures incurred are applied against the provision for future site restoration costs.

Joint interests

A portion of the Company's exploration, development and production activities is conducted jointly with others. These consolidated financial statements reflect only the Company's proportionate interest in such activities.

Foreign currency translation

Foreign currency denominated monetary items are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Unrealized gains or losses on long-term debt are deferred and amortized over the remaining term of the debt instrument on a straight-line basis.

Revenue and expenses are translated at the monthly average rate of exchange. Translation gains and losses are included in net income.

Financing charges

Financing costs related to the issuance of the senior secured term notes and the senior subordinated term notes have been deferred and are amortized over the term of the respective notes on a straight-line basis.

Financial instruments

The Company utilizes derivative financial instruments to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates. All transactions of this nature entered into by the Company are related to an underlying financial position or to future petroleum and natural gas production. The Company does not use derivative financial instruments for trading purposes. Costs and gains on derivative contracts are recognized in income in the same period that the transactions are settled. The fair values of derivative instruments are not recorded in the consolidated balance sheets.

Gains and losses related to financial instruments that have been closed prior to the settlement dates are deferred and recognized in the consolidated statements of operations over the original settlement period.

Future income taxes

Income taxes are accounted for under the liability method of tax allocation, which determines future income taxes based on the differences between assets and liabilities reported for financial accounting purposes and those reported for tax purposes. Future income taxes are calculated using tax rates anticipated to apply in periods that temporary differences are expected to reverse.

Flow-through shares

The Company has financed a portion of its exploration and development activities through the issue of flow-through shares. Under the terms of the flow-through share agreements, the tax attributes of the related expenditure are renounced to the subscribers. Accordingly, the carrying value of the expenditures incurred and the shares issued are recorded net of tax benefits renounced to the subscribers. The Company records the gross carrying value of the expenditures and records a future tax liability for the tax benefits renounced to subscribers.

Stock compensation

The Company's stock-based compensation plans are described in note 6 (c). No compensation expense is recognized when stock options are issued. The consideration paid on the exercise of stock options is credited to share capital. Benefits under the stock appreciation rights plan are charged to net income.

Earnings per share

Effective January 1, 2001, the Company adopted the Canadian Institute of Chartered Accountants' new accounting standard with respect to the calculation and disclosure of per share amounts. Basic earnings per share and basic cash flow from operations per share are computed by dividing earnings and cash flow from operations by the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the potential dilution that could occur if options or warrants to purchase common shares were exercised. The treasury stock method is used to determine the dilutive effect of stock options and warrants, whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

2. CORPORATE ACQUISITIONS

Effective May 1, 2001, the Company acquired all of the issued and outstanding shares of OGY Petroleums Ltd. ("OGY"), a public company involved in the exploration, development and production of oil and natural gas in Western Canada. The acquisition has been accounted for by the purchase method of accounting as follows:

Consideration	
Cash	$ 50,683
Transaction costs	3,100
	53,783
Issue of 1,169,481 common shares	14,057
	$ 67,840
Net Assets Acquired	
Petroleum and natural gas properties	$ 116,607
Future income taxes	(36,127)
Future site restoration costs	(1,844)
	78,636
Working capital deficiency	(4,809)
Long-term debt	(5,987)
	$ 67,840

Effective June 1, 2001, the Company acquired all of the issued and outstanding shares of Triumph Energy Corporation ("Triumph"), a public company involved in the exploration, development and production of oil and natural gas in Western Canada. The acquisition has been accounted for by the purchase method of accounting as follows:

Consideration	
Cash	$ 82,337
Transaction costs	11,306
	93,643
Issue of 4,949,245 common shares	54,047
	$ 147,690
Net Assets Acquired	
Petroleum and natural gas properties	$ 248,480
Future income taxes	(77,751)
Future site restoration costs	(213)
	170,516
Working capital	7,543
Long-term debt	(30,369)
	$ 147,690

Effective May 1, 2000, the Company acquired all of the issued and outstanding shares of Bellator Exploration Inc. ("Bellator"), a public company involved in the exploration, development and production of oil and natural gas in Western Canada. The acquisition has been accounted for by the purchase method of accounting as follows:

Consideration	
Cash	$ 39,933
Transaction costs	3,386
	43,319
Issue of 8,785,287 common shares	101,734
	$ 145,053
Net Assets Acquired	
Petroleum and natural gas properties	$ 281,586
Future income taxes	(76,627)
Future site restoration costs	(494)
	204,465
Working capital deficiency	(13,339)
Long-term debt	(46,073)
	$ 145,053

Effective August 1, 2000, the Company acquired all of the issued and outstanding shares of Aquilo Energy Inc. ("Aquilo"), a private company involved in the exploration, development and production of oil and natural gas in Western Canada. The acquisition has been accounted for by the purchase method of accounting as follows:

Consideration	
Cash	$ 1,440
Issue of 956,013 common shares	11,224
	$ 12,664
Net Assets Acquired	
Petroleum and natural gas properties	$ 20,682
Future income taxes	(3,310)
Future site restoration costs	(83)
	17,289
Working capital deficiency	(265)
Long-term debt	(4,360)
	$ 12,664

3. PETROLEUM AND NATURAL GAS PROPERTIES

As at December 31	2001	2000
Petroleum and natural gas properties	**$ 1,810,193**	$ 1,242,093
Accumulated depletion and depreciation	**(950,096)**	(458,391)
Materials and supplies	**7,080**	7,312
	$ 867,177	$ 791,014

During 2001, $5.3 million (2000 – $4.3 million) of corporate expenses relating to exploration and development activities were capitalized. In calculating the depletion provision for 2001, $85.3 million (2000 – $73.3 million) of costs relating to undeveloped properties and materials and supplies of $7.1 million (2000- $7.3 million) were excluded from costs subject to depletion.

As a result of the ceiling test performed at December 31, 2001, the Company recorded additional depletion and depreciation on its petroleum and natural gas properties of $234.5 million ($131.3 million net of income tax).

At December 31, 2001, the estimated future site restoration costs to be accrued over the life of the remaining proved reserves are $30.0 million (2000 – $19.0 million).

4. LONG-TERM DEBT

As at December 31	2001	2000
Bank loan	**$ 73,820**	$ 125,671
Senior secured term notes (US$57 million)	**90,778**	85,511
Senior subordinated term notes (US$150 million)	**238,890**	–
Other long-term debt	**2,434**	2,701
	405,922	213,883
Less: current portion	**2,000**	–
	$ 403,922	$ 213,883

Bank loan

The bank loan consists of an operating loan and a revolving loan, which are provided by a syndicate of chartered banks. The bank facilities can be drawn in either Canadian or US funds and bear interest at the agent bank's prime lending rate, bankers' acceptance rates plus applicable margins or LIBOR rates plus applicable margins. The facilities are subject to periodic review and are secured by a charge over all of the Company's assets. The security is shared pari passu with the senior secured term notes. At December 31, 2001, the facilities are limited to total commitment under the facilities of $110 million and a $200 million borrowing base of total senior funded debt, which is defined to include the senior secured term notes.

Senior secured term notes

On November 13, 1998, the Company issued US$57 million of senior secured term notes, bearing interest at 7.23 percent payable quarterly with principal repayable on November 13, 2004. These notes are governed by financial and other corporate covenants and are secured by a charge over all of the Company's assets, which security is shared pari passu with the bank facilities. In December 2001, the Company entered into an interest rate swap contract converting the fixed rate to a floating rate reset quarterly at the three month LIBOR rate plus 2.71 percent until the maturity of these notes.

Senior subordinated term notes

On February 12, 2001, the Company issued US$150 million of senior subordinated term notes bearing interest at 10.5 percent payable semi-annually with principal repayable on February 15, 2011. These notes are unsecured and are subordinate to the Company's bank facilities and senior secured term notes. In December 2001, the Company entered into interest rate swap contracts converting the fixed rate to a floating rate reset quarterly at the three month LIBOR rate plus 5.40 percent until February 15, 2006.

Other long-term debt

At December 31, 2001, other long-term debt included a $2 million debenture term loan provided to a subsidiary of the Company. The loan bears interest at a Canadian chartered bank's prime lending rate plus 2.5% per annum with a minimum rate of 10% per annum. This amount is repayable on March 15, 2002 and has been reclassified as a current liability as at December 31, 2001.

5. DEFERRED REVENUE

During 2001, the Company renegotiated certain derivative contracts related to 2002 and received a net payment of $18.7 million. This amount has been recorded as deferred revenue and will be recognized during 2002 based on the notional volumes of the original contracts.

6. SHARE CAPITAL

(a) Authorized

The Company has an unlimited number of common shares in its authorized share capital.

(b) Issued

	2001		2000	
	# Shares	**Amount**	# Shares	Amount
Balance, beginning of year	**45,797**	**$ 326,767**	35,469	$ 210,426
Shares issued for corporate acquisitions (note 2)	**6,119**	**68,104**	9,741	112,958
Stock options exercised (note 6 (c))	**314**	**1,444**	465	1,842
Normal course issuer bid (note 6 (e))	**(222)**	**(860)**	–	–
Flow-through shares issued (note 6 (d))	**–**	**–**	122	1,604
Future tax related to flow-through shares	**–**	**(721)**	–	–
Share issue costs, net of future tax	**–**	**–**	–	(63)
Balance, end of year	**52,008**	**$ 394,734**	45,797	$ 326,767

(c) Stock options and stock appreciation rights

The Company grants stock options to its employees and directors at the market price of the common shares at the time of the grant. The options vest over three years and have a term of four years. At December 31, 2001, 4.6 million common shares of the Company are reserved under the stock option plan for issuance.

	Options	Price Range	Weighted Average Exercise Price
Outstanding December 31, 1999	3,146	$ 2.15 to $ 18.75	$ 6.73
Granted	2,273	$ 8.40 to $ 15.50	$ 10.98
Exercised	(465)	$ 2.15 to $ 8.10	$ 3.95
Cancelled	(912)	$ 3.80 to $ 18.75	$ 11.92
Outstanding December 31, 2000	4,042	$ 3.30 to $ 15.50	$ 8.26
Granted	**2,478**	**$ 3.51 to $ 13.30**	**$ 6.17**
Exercised	**(314)**	**$ 3.30 to $ 12.25**	**$ 4.84**
Cancelled	**(1,738)**	**$ 3.80 to $ 15.50**	**$ 11.25**
Outstanding December 31, 2001	**4,468**	**$ 3.30 to $ 10.75**	**$ 6.19**

The following table summarizes information about the stock options outstanding at December 31, 2001:

	Number Outstanding at December 31, 2001	**Weighted Average Remaining Term** (years)	**Weighted Average Exercise Price**	**Number Exercisable at December 31, 2001**	**Weighted Average Exercise Price**
$ 3.30 to $ 5.00	**2,866**	**2.8**	**$ 4.43**	**606**	**$ 4.04**
$ 5.01 to $ 7.00	**247**	**2.0**	**$ 5.96**	**131**	**$ 5.39**
$ 7.01 to $ 9.00	**285**	**1.4**	**$ 8.51**	**195**	**$ 8.44**
$ 9.01 to $ 10.75	**1,070**	**2.8**	**$10.32**	**357**	**$ 10.32**
Total	**4,468**	**2.6**	**$ 6.19**	**1,289**	**$ 6.58**

The Company has granted stock appreciation rights ("Rights") to certain employees. Holders of the Rights are entitled to receive incentive payments based on the difference between market price of the Company's common shares and exercise price of the Rights. The exercise price of the Rights is determined based on the market price of the Company's common shares at the time the Rights were granted. The Rights vest over three years and have a term of four years.

A total of 202,334 Rights are outstanding and vested at December 31, 2001, (December 31, 2000 – 209,000) with exercise prices ranging from $4.50 to $7.67 and a weighted average exercise price of $7.15 (December 31, 2000 – $7.06). During 2001, 6,666 (2000 – 191,000) Rights were exercised at a weighted average price of $4.50 (2000 – $6.67).

(d) Flow-through shares

In accordance with the terms of flow-through share offerings entered into by the Company and one of its subsidiaries, and pursuant to certain provisions of the Income Tax Act (Canada), the Company and its subsidiary fulfilled their commitment to renounce for income tax purposes, exploration expenditures of $1.6 million in 2001 (2000 – $4.0 million) to the subscribers of the flow-through shares.

(e) Normal course issuer bid

During the year ended December 31, 2001, the Company acquired 222,400 (2000 – nil) of its common shares through a normal course issuer bid program at an average cost of $3.87 per share. The shares purchased under the normal course issuer bid were cancelled. In December 2001, the Company renewed its normal course issuer bid to purchase up to 5.2 million common shares of the Company during the 12-month period beginning December 27, 2001 and ending December 26, 2002.

7. NET INCOME (LOSS) AND CASH FLOW PER SHARE

The Company has adopted retroactively the treasury stock method to assess the potential impact of outstanding stock options and stock appreciation rights on earnings and cash flow from operations per share. The new standard has been applied retroactively and prior periods have been restated resulting in diluted net income and cash flow from operations per share for the year ended December 31, 2000 being adjusted to $1.01 from $1.00 and to $3.58 from $3.50, respectively. Had the new standard not been adopted, diluted net loss and cash flow from operations per share for the year ended December 31, 2001 would have been $2.60 and $2.71, respectively.

The number of shares used in the calculation of diluted net income and cash flow from operations per share for the year ended December 31, 2001 of 50.2 million included the weighted average number of shares outstanding of 49.5 million plus 0.7 million shares related to the dilutive effect of stock options. For the year ended December 31, 2000, the number of shares used in the calculation of net income and cash flow per share were 43.4 million and included the weighted average number of shares outstanding of 42.2 million plus 1.2 million shares related to the dilutive effect of stock options.

The diluted net income and cash flow from operations per share discussed above did not include 3.4 million (2000 – 1.4 million) of stock options, on a weighted average basis, because the respective exercise prices exceeded the average market prices of the common shares.

8. INCOME TAXES

On January 1, 2000 the Company adopted the liability method of accounting for income taxes. The application of the liability method for income taxes resulted in an increase of $15.6 million in capital assets, a decrease of $11.1 million in retained earnings and an increase of $26.7 million in future tax liability as of January 1, 2000.

The provision for income taxes has been computed as follows:

Years ended December 31	2001	2000
Income (loss) before income taxes	**$ (221,952)**	$ 75,797
Expected income taxes (recovery) at the statutory rate of 44.0% (2000 – 45.0%)	**$ (97,659)**	$ 34,109
Increase (decrease) in taxes resulting from:		
Crown royalties	**19,870**	17,034
Resource allowance	**(22,560)**	(25,148)
Alberta Royalty Tax Credit	**(224)**	(192)
Rate change	**183**	(400)
Unrecorded assets	**-**	(927)
Other	**(181)**	(970)
Large Corporation Tax and provincial capital tax	**7,128**	8,503
Provision for income taxes	**$ (93,443)**	$ 32,009

The components of future income taxes are as follows:

As at December 31	2001	2000
Future income tax liabilities:		
Capital assets	**$ 180,764**	$ 172,579
Future income tax assets:		
Abandonment costs	**(9,038)**	(7,099)
Loss carry-forward	**(7,528)**	(21,170)
Other	**(11,725)**	(5,865)
Future income taxes	**$ 152,473**	$ 138,445

9. CASH FLOW INFORMATION

Increase (Decrease) in Non-Cash Working Capital Items

As at December 31	2001	2000
Current assets	**$ (23,440)**	$ 1,810
Current liabilities	**(41,060)**	6,713
	$ (64,500)	$ 8,523
Changes in non-cash working capital related to:		
Operating activities	**$ 5,682**	$ 512
Investing activities	**(70,182)**	8,011
	$ (64,500)	$ 8,523

During the year the Company made the following cash outlays in respect of interest expense and current income taxes.

Years ended December 31	2001	2000
Interest on long-term debt	**$ 22,889**	$ 14,083
Current income taxes	**$ 9,057**	$ 6,214

10. FINANCIAL INSTRUMENTS

The Company's financial instruments recognized in the consolidated balance sheets consist of accounts receivable, current liabilities and long-term borrowings. The estimated fair values of financial instruments have been determined based on the Company's assessment of available market information and appropriate valuation methodologies; however, these estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction.

The fair values of financial instruments other than long-term borrowings approximate their carrying amounts due to the short-term maturity of these instruments. At December 31, 2001 the Company had $73.8 million of variable rate loans. There were no instruments in place at December 31, 2001 to fix the interest rate on this variable rate debt. At December 31, 2001 and 2000 the reported values of the Company's senior secured term notes, bank loan and other long-term debt approximate their fair values. At December 31, 2001, the fair value of the Company's senior subordinated term notes was $224.5 million compared to a reported value of $238.9 million.

11. DERIVATIVE CONTRACTS

The nature of the Company's operations results in exposure to fluctuations in commodity prices, exchange rates and interest rates. The Company monitors and, when appropriate, utilizes derivative contracts to manage its exposure to these risks. The Company is exposed to credit-related losses in the event of non-performance by counter-parties to these contracts. In 2001, petroleum and natural gas sales were reduced by $9.3 million (2000 – $53.2 million) due to derivative contracts.

At December 31, 2001, the Company had derivative contracts for the following:

	Period	Volume	Price	Index
Oil				
Price collar	Calendar 2002	10,000 bbls/d	US$ 20.00 – $ 25.00	WTI
Fixed price	Calendar 2002	1,000 bbls/d	US$ 21.10	WTI
	Calendar 2002	1,500 bbls/d	US$ 21.09	WTI
Natural Gas				
Fixed price	January 2002 – October 2002	10,000 GJ/d	CAN$ 4.25	AECO
	January 2002 – October 2002	10,000 GJ/d	CAN$ 3.37	AECO
Price collar	January 2002 – October 2002	10,000 GJ/d	CAN$ 3.75 – $ 5.00	AECO
	January 2002 – October 2002	10,000 GJ/d	CAN$ 3.00 – $ 3.90	AECO

Period	Principal	Rate	Unrecognized gain at December 31, 2001
Interest rate swap			
December 2001 to November 2004	US$57 million	3-month LIBOR plus 2.71%	$ 732
December 2001 to February 2006	US$150 million	3-month LIBOR plus 5.40%	$ 790

Period	Principal	Rate	Unrecognized loss at December 31, 2001
Foreign currency swap			
January 1998 to December 2005	US$315,000 per month	CAN/US$1.4228	$2,225

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's presentation.

13. SUBSEQUENT EVENTS

Subsequent to December 31, 2001 the Company completed certain property sales and received net proceeds of $46.9 million, which were used to repay borrowings under its bank facilities. As a result of the completion of these property sales, the Company's loan facilities were reviewed and the total commitment and the borrowing base were revised to $85 million and $175 million, respectively (see Note 4).

14. UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in some respects from GAAP in the United States. The significant differences in GAAP, as applicable to these consolidated financial statements and notes, are described in the Company's Form 40-F, which is filed with the United States Securities and Exchange Commission.

QUARTERLY INFORMATION

	2001				2000			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
FINANCIAL *(unaudited)*								
($ thousands except per share amounts)								
Petroleum and natural gas sales	**64,327**	**101,689**	**84,454**	**79,230**	74,909	93,051	67,810	50,456
Cash flow from operations	**24,353**	**46,330**	**35,770**	**37,617**	34,501	52,006	38,761	30,058
Per share – basic	**0.47**	**0.89**	**0.74**	**0.82**	0.73	1.17	0.94	0.84
Net income (loss)	**(140,073)**	**2,351**	**3,683**	**5,530**	4,309	17,258	12,203	10,018
Per share – basic	**(2.68)**	**0.04**	**0.08**	**0.12**	0.08	0.39	0.29	0.28
Capital expenditures, net	**(32,008)**	**33,913**	**329,674**	**44,506**	42,690	58,761	250,069	32,691
OPERATIONS								
Production								
Conventional oil and NGLs (bbls/d)	**5,808**	**6,077**	**4,782**	**3,911**	4,245	3,970	4,087	4,125
Heavy oil (bbls/d)	**24,528**	**29,078**	**26,545**	**25,970**	26,904	25,260	17,396	10,326
Total oil and NGLs (bbls/d)	**30,336**	**35,155**	**31,327**	**29,881**	31,149	29,230	21,483	14,451
Natural gas *(mmcf/d)*	**75.9**	**78.2**	**71.3**	**57.6**	54.7	58.4	59.2	58.4
Barrels of oil equivalent (boe/d @ 6:1)	**42,990**	**48,187**	**43,201**	**39,483**	40,268	38,966	31,332	24,188
AVERAGE PRICES								
WTI oil (US$/bbl)	**20.43**	**26.49**	**27.96**	**28.73**	31.86	31.58	28.63	28.73
Edmonton par oil ($/bbl)	**31.00**	**40.37**	**42.19**	**43.00**	48.34	46.36	41.45	41.34
BTE – Light oil ($/bbl)	**25.41**	**35.37**	**37.53**	**38.65**	43.07	42.35	37.92	37.50
Heavy oil ($/bbl)	**10.39**	**23.75**	**16.77**	**14.62**	17.33	32.60	30.36	29.40
Total oil ($/bbl)	**13.27**	**25.76**	**19.94**	**17.77**	20.83	33.93	31.79	31.71
BTE natural gas ($/mcf)	**3.09**	**3.35**	**5.11**	**6.83**	5.77	3.96	3.57	2.85
BTE oil equivalent ($/boe @ 6:1)	**14.82**	**24.23**	**22.88**	**23.41**	23.96	31.38	28.51	25.83
SHARE TRADING INFORMATION								
BTE –Toronto Stock Exchange								
High ($)	**5.25**	**11.50**	**13.55**	**14.84**	15.80	16.70	15.50	12.55
Low ($)	**3.00**	**4.64**	**9.60**	**9.00**	9.00	11.75	11.55	8.25
Close ($)	**4.37**	**4.80**	**9.80**	**12.15**	10.00	14.55	14.00	11.70
Average daily volume	**455,000**	**156,000**	**203,000**	**191,000**	89,000	107,000	111,000	83,000

FIVE YEAR SUMMARY

	2001	2000	1999	1998	1997
FINANCIAL					
($ thousands except per share amounts)					
Petroleum and natural gas sales	**329,700**	286,226	120,087	102,337	123,839
Cash flow from operations	**144,070**	155,326	62,703	43,920	63,879
Per share – basic	**2.91**	3.68	1.77	1.29	2.10
Net income (loss)	**(128,509)**	43,788	14,128	(38,382)	10,989
Per share – basic	**(2.60)**	1.04	0.40	(1.12)	0.36
Capital expenditures, net	**376,085**	384,857	74,313	39,314	166,654
Working capital (deficiency)	**24,861**	(42,374)	(16,130)	42,432	(32,342)
Long-term debt	**403,922**	213,883	116,382	157,093	98,555
Total assets	**980,744**	829,227	419,163	413,809	443,831
OPERATIONS					
Production					
Conventional oil and NGLs (bbls/d)	**5,152**	4,107	4,457	5,475	6,053
Heavy oil (bbls/d)	**26,533**	20,005	5,574	3,517	2,842
Total oil and NGLs (bbls/d)	**31,685**	24,112	10,031	8,992	8,895
Natural gas (mmcf/d)	**70.8**	57.7	56.1	75.9	78.7
Barrels of oil equivalent (boe/d @ 6:1)	**43,488**	33,721	19,681	21,642	22,012
Reserves					
Crude oil and NGLs (mbbls)					
Proved	**110,221**	105,022	56,420	54,395	55,765
Probable	**52,334**	48,038	37,055	28,807	28,374
Total	**162,555**	153,060	93,475	83,202	84,139
Natural gas (mmcf)					
Proved	**134,653**	98,048	103,947	105,724	201,630
Probable	**42,767**	30,202	47,604	44,289	71,337
Total	**177,420**	128,250	151,551	150,013	272,967
Wells drilled (gross)					
Oil	**63**	267	109	91	79
Gas	**81**	28	28	47	49
Other	**3**	4	1	–	–
Dry	**32**	23	25	33	58
Total	**179**	322	163	171	186

CORPORATE INFORMATION

BOARD OF DIRECTORS

John A. Brussa
Partner
Burnet, Duckworth & Palmer LLP

W.A. Blake Cassidy
Retired Banker

Raymond T. Chan
Senior Vice-President
Baytex Energy Ltd.

Fred C. Coles
Independent Businessman

Dennis L. Nerland
Partner
Shea Nerland Calnan

Dale O. Shwed
President
Baytex Energy Ltd.

OFFICERS

Dale O. Shwed
President and Chief Executive Officer

Raymond T. Chan, CA
Senior Vice-President and
Chief Financial Officer

Ralph W. Gibson
Vice-President, Marketing

Daniel B. Horner, LLB
Vice-President, Land

John G. Leach, CA
Vice-President, Finance
and Administration

S. Dale McAuley
Vice-President, Operations

Richard W. Naden
Vice-President, Production

Garry J. Wasylycia
Vice-President, Exploration

Shannon M. Gangl
Secretary
Partner
Burnet, Duckworth & Palmer LLP

HEAD OFFICE

Suite 2200, Bow Valley Square II
205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Phone: (403) 269-4282
Fax: (403) 205-3845
Website: www.baytex.ab.ca

AUDITORS

Deloitte & Touche LLP

BANKERS

Royal Bank of Canada
Bank of Montreal
BNP Paribas (Canada)

LEGAL COUNSEL

Burnet, Duckworth & Palmer LLP

RESERVES ENGINEERS

Outtrim Szabo Associates Ltd.

TRANSFER AGENT

Valiant Corporate Trust Company

EXCHANGE LISTING

Toronto Stock Exchange
Stock Symbol BTE

ABBREVIATIONS

bbls	barrels
bbls/d	barrels per day
bcf	billion cubic feet
boe	barrels of oil equivalent (6 mcf: 1 bbl)
mbbls	thousand barrels
mmbbls	million barrels
mboe	thousand barrels of oil equivalent (6 mcf: 1 bbl)
mmboe	million barrels of oil equivalent (6 mcf: 1 bbl)
mcf	thousand cubic feet
mcf/d	thousand cubic feet per day
mmcf	million cubic feet
mmcf/d	million cubic feet per day
NGLs	natural gas liquids

ADVISORY

Certain statements in this Report are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Specifically, this Report contains forward-looking statements relating to Management's approach to operations, expectations relating to amount and timing of capital projects, foreign exchange rates, interest rates, worldwide and industry production, prices of oil and gas, heavy oil differentials, company production, cash flow, debt levels, estimated amount and value of oil and gas reserves and estimated value of undeveloped land. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; the ability to produce and transport crude oil and natural gas to markets; the result of exploration and development drilling and related activities; fluctuation in foreign currency and exchange rates; the imprecision of reserve estimates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; change in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast.

Designed and Produced by Result Associates Inc.
Printed in Canada by Hemlock Printers

DIRECTORS



JOHN A. BRUSSA

Mr. Brussa has been a Baytex director since October 1997. He has been a partner at the law firm Burnet, Duckworth & Palmer LLP since 1987 and specializes in the practice of taxation law. Mr. Brussa serves on the board of directors of a number of oil and gas companies, mutual fund trusts, investment dealers and non-profit organizations.



W. A. BLAKE CASSIDY

Mr. Cassidy has been a Baytex director since February 1994. He is a retired banker after a 38-year career at the Canadian Imperial Bank of Commerce. He has extensive experience in both energy banking and private banking.



RAYMOND T. CHAN

Mr. Chan joined Baytex as Senior Vice-President, Chief Financial Officer and a Director in October 1998. He began his career in the Canadian oil and gas industry in 1981 and served as Chief Financial Officer of several companies, including Tarragon Oil and Gas Limited. Mr. Chan graduated from the University of Saskatchewan with a Bachelor of Commerce degree in 1977 and obtained his Chartered Accountant designation in 1979.



FRED C. COLES

Mr. Coles has been a Baytex director since May 1998. He served as Chairman and President of Coles Gilbert Associates Ltd., a petroleum engineering consulting firm, from 1982 through 1994. Coles Gilbert has been renamed Gilbert Laustsen Jung Associates Ltd. Mr. Coles is a professional engineer with over 30 years of experience in the oil and gas industry. He serves on the board of directors of several public companies.



DENNIS L. NERLAND

Mr. Nerland has been a Baytex director from February 1994 to October 1997 and again since May 1998. He is a partner at Shea Nerland Calnan, a law firm specializing in consulting and strategic planning in the industrial, oil and gas, high and bio-technical and entertainment industries.



DALE O. SHWED

Mr. Shwed founded Baytex in June 1993 and has since served as President, Chief Executive Officer and a Director. He has 20 years of experience in the Canadian oil and gas industry, including positions with Amoco Canada Petroleum Corporation Ltd., Westmin Resources Ltd. and Inverness Petroleum Ltd. Mr. Shwed graduated from the University of Alberta with a Bachelor of Science degree in geology in 1980.

BAYTEX
ENERGY LTD.

Suite 2200, Bow Valley Square II, 205 - 5th Avenue S.W. Calgary, Alberta T2P 2V7
www.baytex.ab.ca